Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BANK FIRST NATIONAL CORPORATION,

BFNC merger sub, llc

AND

waupaca bancorporation, inc.

Dated as of May 11, 2017

TABLE OF CONTENTS

Article 1 TRANSACTIONS AND TERMS OF MERGER		1

1.1	Merger	1
1.2	Time and Place of Closing	2
1.3	Subsequent Mergers	2
1.4	Restructuring of the Merger	2
1.5	Effective Time	2

Article 2 TERMS OF MERGER		3

2.1	Articles of Organization	3
2.2	Operating Agreement	3
2.3	Directors	3
2.4	Officers	3
2.5	Effects of the Merger	3

Article 3 MANNER OF CONVERTING SHARES		3

3.1	Conversion of Shares	3
3.2	Election and Allocation Procedures	5
3.3	Dissenting Shareholders	7
3.4	Post-Effective Time Payment	7
3.5	No Fractional Shares	8
3.6	Seller Restricted Shares	8

Article 4 PAYMENT FOR SHARES		9

4.1	Procedures	9
4.2	Rights of Former Seller Shareholders	10
4.3	Return of Payment Fund	10

Article 5 REPRESENTATIONS AND WARRANTIES OF SELLER		11

5.1	Organization, Standing, and Power	11
5.2	Authority of Seller; No Breach by Agreement	11
5.3	Capital Stock	12
5.4	Seller Subsidiaries	13
5.5	Securities	14
5.6	Financial Statements	14
5.7	Absence of Undisclosed Liabilities	14
5.8	Absence of Certain Changes or Events	15
5.9	Tax Matters	15
5.10	Transactions with Affiliates	18
5.11	Loans	18
5.12	Assets	20
5.13	Community Reinvestment Act Compliance	23
5.14	Intellectual Property	23
5.15	Environmental Matters	23
5.16	Compliance with Laws	24

5.17	Labor Relations	25
5.18	Employee Benefit Plans	25
5.19	Material Contracts	29
5.20	Privacy of Customer Information	29
5.21	Legal Proceedings	29
5.22	Reports	30
5.23	Loans to Executive Officers and Directors	30
5.24	Statements True and Correct	30
5.25	Regulatory Matters	30
5.26	Trust Business	31
5.27	Investment Management and Related Activities	31
5.28	Brokers	31
5.29	Opinion of Financial Advisor	31
5.30	Board Recommendation	31
5.31	Investment Securities	32
5.32	Derivative Instruments	32
5.33	Disaster Recovery and Business Continuity	33
5.34	Bank Secrecy Act; PATRIOT Act; Anti-Money Laundering	33
5.35	Transaction Expenses	33
5.36	Minute Books and Records	33
5.37	Shareholders	33
5.38	No Further Representations	34

Article 6 REPRESENTATIONS AND WARRANTIES OF BUYER And Merger Sub		34

6.1	Organization, Standing and Power	34
6.2	Authority of Buyer; No Breach By Agreement	34
6.3	Capital Stock	35
6.4	Buyer Subsidiaries	36
6.5	Securities	37
6.6	Financial Statements	37
6.7	Absence of Undisclosed Liabilities	38
6.8	Absence of Certain Changes or Events	38
6.9	Tax Matters	38
6.10	Transactions with Affiliates	40
6.11	Loans	41
6.12	Assets	42
6.13	Community Reinvestment Act Compliance	45
6.14	Intellectual Property	45
6.15	Environmental Matters	45
6.16	Compliance with Laws	46
6.17	Labor Relations	47
6.18	Employee Benefit Plans	47
6.19	Material Contracts	50
6.20	Privacy of Customer Information	51
6.21	Legal Proceedings	51
6.22	Reports	51

6.23	Loans to Executive Officers and Directors	51
6.24	Statements True and Correct	52
6.25	Regulatory Matters	52
6.26	Trust Business	52
6.27	Investment Management and Related Activities	53
6.28	Investment Securities	53
6.29	Derivative Instruments	53
6.30	Disaster Recovery and Business Continuity	54
6.31	Bank Secrecy Act; PATRIOT Act; Anti-Money Laundering	54
6.32	Minute Books and Records	54
6.33	Shareholders	54
6.34	No Further Representations	54

Article 7 CONDUCT OF BUSINESS PENDING CONSUMMATION		55

7.1	Affirmative Covenants of Seller	55
7.2	Negative Covenants of Seller	56
7.3	Covenants of Buyer	59
7.4	Reports	59

Article 8 ADDITIONAL AGREEMENTS		60

8.1	Proxy Statement; Shareholder Approval	60
8.2	Exemption from Securities Registration	60
8.3	Other Offers, Etc.	60
8.4	Certain Actions	61
8.5	Consents of Governmental Authorities	63
8.6	Agreement as to Efforts to Consummate	63
8.7	Filings with State Offices	63
8.8	Investigation and Confidentiality	63
8.9	Press Releases	64
8.10	State Takeover Laws	64
8.11	Employee Benefits and Contracts; Directors	65
8.12	D&O Indemnification	66
8.13	Closing Net Worth Calculation	68
8.14	Buyer’s and Bank First National’s Board	69
8.15	Delivery of Seller Disclosure Memorandum and Disclosure Supplements	69
8.16	Additional Actions	70

Article 9 TAX MATTERS		70

9.1	S Corporation Status	70

Article 10 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		72

10.1	Conditions to Obligations of Each Party	72
10.2	Conditions to Obligations of Buyer and Merger Sub	72
10.3	Conditions to Obligations of Seller	74

Article 11 TERMINATION		75

11.1	Termination	75
11.2	Effect of Termination	76

Article 12 MISCELLANEOUS		77

12.1	Definitions	77
12.2	Expenses	89
12.3	Brokers and Finders	89
12.4	Entire Agreement	89
12.5	Amendments	89
12.6	Waivers	89
12.7	Assignment	90
12.8	Notices	90
12.9	Governing Law; Venue	91
12.10	Counterparts	91
12.11	Captions; Articles and Sections	91
12.12	Interpretations	92
12.13	Enforcement of Agreement	92
12.14	Third Party Beneficiaries	92
12.15	Severability	92

LIST OF EXHIBITS

Exhibit Number	Description

1	Short Form Merger Agreement

2	Plan of Bank Merger

3	Form of Support Agreement

4	Form of Director’s Agreement

5	Form of Claims Letter

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 11, 2017 is by and among Bank First National Corporation, a Wisconsin corporation (“Buyer”), BFNC Merger Sub, LLC, a Wisconsin limited liability company of which Buyer is the sole member (“Merger Sub”), and Waupaca Bancorporation, Inc., a Wisconsin corporation (“Seller”).

Preamble

Each of the Boards of Directors of Buyer (on behalf of Buyer and on behalf of Merger Sub) and Seller has approved and determined that the transactions described herein are in the best interests of its equityholders. This Agreement provides for the acquisition of Seller by Buyer pursuant to the merger of Seller with and into Merger Sub (the “Merger”). The transactions described in this Agreement are subject to the approvals of the shareholders of Seller, the Board of Governors of the Federal Reserve System (the “FRB”), the Office of the Comptroller of the Currency (the “OCC”), other regulatory authorities as applicable, and the satisfaction of certain other conditions described in this Agreement.

Certain capitalized terms used in this Agreement are defined in Section 12.1(a) of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

Article 1

TRANSACTIONS AND TERMS OF MERGER

1.1	Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Seller shall be merged with and into Merger Sub, in accordance with the Wisconsin Business Corporation Law (the “WBCL”) and the Wisconsin Limited Liability Company Act (the “WLLCA”), and Merger Sub shall be the Surviving Company resulting from the Merger (the “Surviving Company”) and will remain a wholly-owned subsidiary by Buyer. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Seller and Buyer (on behalf of Buyer and on behalf of Merger Sub).

1.2	Time and Place of Closing.

Unless this Agreement shall have been terminated pursuant to Section 11.1, the closing for the Merger (the “Closing”) shall take place at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309, at 10:00 a.m. (Eastern Time) on a date to be mutually agreed upon by Buyer and Seller, which shall be no later than the tenth (10th) business day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time and date as may be mutually agreed in writing by Buyer and Seller. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3	Subsequent Mergers.

(a)          Immediately following the Effective Time, the Surviving Company shall be merged with and into Buyer pursuant to a Short Form Merger Agreement in substantially the form attached hereto as Exhibit 1 (“Merger 2”).

(b)          Immediately following Merger 2, or at such other time as determined by Buyer in its sole discretion, First National Bank, a national banking institution and a wholly-owned subsidiary of Seller, shall be merged with and into Bank First National, a national banking institution and a wholly-owned subsidiary of Buyer (the “Bank Merger”), and Bank First National shall be the surviving entity from the Bank Merger (the “Surviving Subsidiary”) pursuant to a Plan of Bank Merger in substantially the form attached hereto as Exhibit 2. Neither the receipt of regulatory approvals related to, nor the timing of, such Bank Merger shall affect the timing or consummation of the transactions contemplated by this Agreement.

1.4	Restructuring of the Merger.

Buyer shall have the right at any time and without the approval of Seller to revise the structure of the Merger if and to the extent that it reasonably deems such a change to be necessary to effect the purpose and intent of this Agreement; provided, however, that no such revision to the structure of the Merger shall adversely affect any Seller Entity prior to the Effective Time or any shareholders of Seller before or after the Effective Time. Without limitation, no such revision to the structure of the Merger shall (i) result in any changes in the amount or type of the consideration which the holders of shares of Seller Common Stock are entitled to receive under this Agreement, (ii) adversely affect the tax treatment of Buyer’s or Seller’s shareholders pursuant to this Agreement, (iii) adversely affect the tax treatment of Buyer or Seller pursuant to this Agreement or (iv) unreasonably impede or delay consummation of the Merger. Buyer may exercise this right of revision by giving written notice to Seller in the manner provided in Section 12.8, which notice shall be in the form of an amendment to this Agreement. In the event Buyer elects to make such a change, the Parties agree to execute appropriate documents to reflect the change.

1.5	Effective Time.

At the Closing, Merger Sub and Seller shall file Articles of Merger with the Department of Financial Institutions of the State of Wisconsin in such form as is required by, and executed in accordance with, the WBCL and the WLLCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of Financial Institutions of the State of Wisconsin or at such subsequent time as Buyer and Seller shall agree and specify in the Articles of Merger (the time and date that the Merger becomes effective is referred to as the “Effective Time”).

Article 2

TERMS OF MERGER

2.1	Articles of Organization.

The Articles of Organization of Merger Sub in effect immediately prior to the Effective Time shall be the Articles of Organization of the Surviving Company until duly amended or repealed.

2.2	Operating Agreement.

The Operating Agreement of Merger Sub in effect immediately prior to the Effective Time shall be the Operating Agreement of the Surviving Company until duly amended or repealed.

2.3	Directors.

The directors of Merger Sub in office immediately prior to the Effective Time shall serve as the directors of the Surviving Company, from and after the Effective Time, in accordance with the Bylaws of the Surviving Company.

2.4	Officers.

The officers of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Company, from and after the Effective Time, in accordance with the Bylaws of the Surviving Company.

2.5	Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects set forth in the WBCL and WLLCA.

Article 3

MANNER OF CONVERTING SHARES

3.1	Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Buyer, Seller, or the Subsidiaries or shareholders of any of the foregoing, the shares of the constituent companies to the Merger shall be converted as follows:

(a)          The sole membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b)          Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(c)          Subject to the allocations and adjustments provided in Section 3.2 and in the manner provided in Article 4, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Seller Common Stock held by Seller and excluding shares held by shareholders of Seller who perfect their statutory dissenters’ rights, if applicable, as provided in Section 3.3), shall be converted as follows:

(i)          Each share of Seller Common Stock held by an “accredited investor” (as such term is defined in Regulation D under the Securities Act) (the “Accredited Holder”), with such accredited investor status evidenced by the delivery to Buyer of an accredited investor questionnaire contained within the Letter of Transmittal, as well as the thirty-five (35) unaccredited investors with the largest beneficial ownership of shares of Seller Common Stock, as permitted by Regulation D of the Securities Act (together with Accredited Holders, the “Reg D Holders”), shall automatically be cancelled and shall cease to be outstanding and shall be converted, at the election of such Reg D Holder, into and exchanged for the right to receive either the (1) Per Share Cash Consideration, or (2) Per Share Stock Consideration; and

(ii)         Each share of Seller Common Stock not held by a Reg D Holder shall automatically be cancelled and shall cease to be outstanding and shall be converted into and exchanged for the right to receive the Per Share Cash Consideration. For purposes of this Agreement, the Per Share Cash Consideration and Per Share Stock Consideration are referred to herein as the “Per Share Merger Consideration”).

(d)          Each share of Seller Common Stock held by Seller immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist and no Per Share Merger Consideration shall be payable or delivered in exchange therefor.

(e)          If, between the date hereof and the Effective Time, the number of outstanding shares of Buyer Common Stock or Seller Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Per Share Merger Consideration.

3.2	Election and Allocation Procedures.

(a)          Election.

(i)          An election form (the “Election Form”), together with a Letter of Transmittal pursuant to Section 4.1, shall be mailed within two business days after the Effective Time to each Reg D Holder of record of Seller Common Stock at the Effective Time. Such date of mailing shall be referred to hereinafter as the “Mailing Date”. Each Election Form shall permit the Reg D Holder to elect to receive cash consideration in lieu of receiving the Per Share Stock Consideration with respect to all or any of the Reg D Holder’s shares of Seller Common Stock (shares as to which the election is made being “Cash Election Shares”). Reg D Holders who are to receive cash in lieu of exchanging all or any of their shares of Seller Common Stock for the Per Share Stock Consideration shall receive the Per Share Cash Consideration. The sum of all payments of Per Share Cash Consideration arising as a result of the conversion of shares of Seller Common Stock in the Merger shall not exceed 70% of the Merger Consideration (the “Cash Amount”).

(ii)         Any share of Seller Common Stock with respect to which the Reg D Holder shall not have submitted to the Exchange Agent (as hereinafter defined) an effective, properly completed Election Form on or before 30 days after the Mailing Date (such deadline, the “Election Deadline”) shall be converted into Per Share Stock Consideration (shares as to which no such Election Form has been submitted being “No Election Shares”).

(iii)        Any election to treat any shares of Seller Common Stock as Cash Election Shares shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates representing all Seller Common Stock covered by such Election Form (or an affidavit of that fact from the holder claiming such Certificate to be lost, stolen, mislaid or destroyed as required by Section 4.1), together with a duly executed Letter of Transmittal included with the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline and no other valid election is made, the shares of Seller Common Stock represented by such Election Form shall be No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms. Neither Buyer nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(b)          Allocation and Adjustment. As soon as reasonably practicable after the Election Deadline, Buyer shall cause the Exchange Agent to allocate the Per Share Merger Consideration, which shall be effected by the Exchange Agent as follows:

(i)          If the sum of all payments of Per Share Cash Consideration arising as a result of the conversion of shares of Seller Common Stock in the Merger is less than or equal to the Cash Amount, then:

(A)         each share of Seller Common Stock not held by a Reg D Holder shall be converted into the right to receive the Per Share Cash Consideration;

(B)         each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration;

(C)         each No Election Share shall be converted into the right to receive the Per Share Stock Consideration; and

(D)         each remaining unconverted share of Seller Common Stock (after application of subsections (A), (B) and (C) above) shall be converted into the right to receive the Per Share Stock Consideration.

(ii)         If the sum of all payments of Per Share Cash Consideration arising as a result of the conversion of shares of Seller Common Stock in the Merger would, but for the application of this subsection (ii), be greater than the Cash Amount, then:

(A)         each share of Seller Common Stock not held by a Reg D Holder shall be converted into the right to receive the Per Share Cash Consideration;

(B)         each No Election Share shall be converted into the right to receive the Per Share Stock Consideration;

(C)         the Exchange Agent shall select from among the holders of Cash Election Shares, on a pro rata basis based on the number of Cash Election Shares submitted, a sufficient number of such Cash Election Shares such that the amount of cash that will be issued in the Merger equals, as closely as practicable, the Cash Amount, and each such Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration; and

(D)         each remaining unconverted share of Seller Common Stock (after application of subsections (A), (B) and (C) above) shall be converted into the right to receive the Per Share Stock Consideration.

3.3	Dissenting Shareholders.

Notwithstanding anything to the contrary in this Agreement, but only to the extent required by the WBCL, any holder of shares of Seller Common Stock who perfects such holder’s dissenter’s rights, if applicable and available, in accordance with and as contemplated by Subchapter 13 of the WBCL and has not effectively withdrawn or lost such right as of the Effective Time shall not receive the Per Share Merger Consideration as set forth in Sections 3.1 and 3.2, but shall be entitled to receive from the Surviving Company only the value of such shares in cash as determined pursuant to such provision of the WBCL (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”); provided, that no such payment shall be made to any such Dissenting Shareholder unless and until such Dissenting Shareholder has complied with the applicable provisions of the WBCL and surrendered to Seller the certificate or certificates representing the shares for which payment is being made. Seller shall give Buyer prompt notice upon receipt by Seller of any such demands for payment of the fair value of such shares of Seller Common Stock and of withdrawals of such notice and any related instruments provided pursuant to the WBCL, and Buyer shall have the right to participate in all negotiations and proceedings with respect to any such demands. Seller shall not, except with the prior written consent of Buyer, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands, or knowingly waive any failure to timely deliver a written demand for appraisal or the taking of any other action as may be necessary to perfect dissenter’s rights. In the event that after the Effective Time a Dissenting Shareholder fails to perfect, or effectively withdraws or loses, such holder’s dissenters’ rights, the Surviving Company shall issue and deliver the Per Share Merger Consideration to which such holder of shares of Seller Common Stock is entitled under Sections 3.1 and 3.2 (without interest) upon a proper surrender by such holder of the certificate or certificates representing the shares of Seller Common Stock held by such holder subject to the procedures in Article 4.

3.4	Post-Effective Time Payment

(a)          Additional Payment. In addition to the Merger Consideration, an Additional Payment (as defined below) shall be made by Buyer to each holder of Seller Common Stock (excluding Seller ESOP Shares) immediately prior to the Effective Time in every six-month intervals (each an “Additional Payment Period”) after the Closing Date in an amount as follows:

(i)          if the aggregate total amount of the payments received by Buyer with respect to the Seller Note within each Additional Payment Period (“Repayment Amount”) is equal to or greater than $100,000, then:

(A)         each share of Seller Common Stock (excluding Seller ESOP Shares) shall receive a payment equal to the Repayment Amount divided by the Adjusted Total Seller Stock (“Additional Payment”) on the next Additional Payment Date after the expiration of such Additional Payment Period; and

(B)         the Repayment Amount shall be reset to zero for the purposes of calculating the Repayment Amount for the next Additional Payment Period under Section 3.4(a)(i);

(ii)         if the Repayment Amount within each Additional Payment Period is less than $100,000, then:

(A)         such Repayment Amount shall be aggregated with the Repayment Amount in the next Additional Payment Period for purposes of calculating the “Repayment Amount” under Section 3.4(a)(i) until such Repayment Amount is equal to or greater than $100,000; and

(B)         if the aggregate Repayment Amount pursuant Section 3.4(ii)(A) becomes equal to or greater than $100,000, then each share of Seller Common Stock (excluding Seller ESOP Shares) shall receive the Additional Payment and the Repayment Amount shall be reset to zero in accordance with Section 3.4(a)(i).

(b)          Additional Payment Date. The payment dates for the Additional Payments under Section 3.4(a) shall be thirty (30) days after the end of each Additional Payment Period (each an “Additional Payment Date”).

(c)          Additional Payment Term. The Additional Payments shall continue to be made by Buyer until the earlier of (1) the date all Additional Payments have been made with respect to the total amounts due under the Seller Note; or (2) the fifth-year anniversary of the Closing Date, plus a six-month cure period if necessary.

(d)          Collection. Buyer shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to collect all amounts from time to time due under the Note, and Buyer shall be permitted to deduct from the Repayment Amount for all reasonable and documented out-of-pocket expenses incurred in such collection efforts.

(e)          No Additional Payments Until Reimbursement of Buyer ESOP Payment. Buyer shall not be obligated to make any Additional Payments under this Section 3.4 to any holders of Seller Common Stock until Buyer has first fully received the Buyer ESOP Payment (as defined in Section 8.11(f)) from the payments received by Buyer with respect to the Seller Note.

3.5	No Fractional Shares

Each holder of shares of Seller Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the Per Share Cash Consideration.

3.6	Seller Restricted Shares.

 Immediately prior to the Effective Time, each share of Seller Common Stock subject to vesting restrictions granted by Seller (a “Seller Restricted Share”) that is outstanding immediately prior to the Effective Time shall become fully vested and nonforfeitable and shall be converted automatically into and shall thereafter represent the right to receive the Per Share Merger Consideration, less the amount of any required withholding Tax, in accordance with Sections 3.1 and 3.2. Seller shall take all actions necessary or appropriate to ensure that, as of the Effective Time, no holder of Seller Restricted Shares shall have any rights with respect to such Seller Restricted Shares, except the rights contemplated by this Agreement and applicable Law.

Article 4

PAYMENT FOR SHARES

4.1	Procedures.

(a)          At or promptly after the Effective Time, Buyer shall make available to an exchange agent selected by Buyer and reasonably acceptable to Seller (the “Exchange Agent”) for the exchange in accordance with this Section 4.1 (i) an amount of cash sufficient to pay the aggregate amount of cash payable pursuant to Article 3, and (ii) duly authorize and direct issuance by the Exchange Agent of non-certificated shares represented by book-entry registry of Buyer Common Stock payable pursuant to Article 3.

(b)          As soon as reasonably practicable after the Effective Time, but in no event later than two business days after the Effective Time, Buyer and Seller shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which represented shares of Seller Common Stock immediately prior to the Effective Time (the “Certificates”) a letter of transmittal, in such form and substance as Buyer, Seller and the Exchange Agent agree in writing prior to the Closing (“Letter of Transmittal”). In the event of a transfer of ownership of shares of Seller Common Stock represented by Certificates that is not registered in the transfer records of Seller, the consideration provided in Sections 3.1 and 3.2 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, stolen, mislaid or destroyed and (ii) such bond or indemnity as Buyer and the Exchange Agent may reasonably require, provided, however, that a bond will not be required for such holders of Certificates who have lost, stolen, mislaid or destroyed Certificates that represent less than fifty (50) shares of Seller Common Stock, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may reasonably deem appropriate. Buyer shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the consideration provided in this Article 4.

(c)          After the Effective Time, each holder of shares of Seller Common Stock (other than shares to be canceled pursuant to Section 3.1(d) or as to which statutory dissenters’ rights have been perfected as provided in Section 3.3) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares (or the documents required by Section 4.1(b) for a lost, stolen, mislaid or destroyed Certificate) to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Sections 3.1 and 3.2, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2. Buyer shall not be obligated to deliver the Per Share Merger Consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates (or the documents required by Section 4.1(b) for a lost, stolen, mislaid or destroyed Certificate) for exchange as provided in this Section 4.1.

(d)          Each of Buyer, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Common Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld by Buyer, Merger Sub or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock in respect of which such deduction and withholding was made by Buyer, Merger Sub or the Exchange Agent, as the case may be.

4.2	Rights of Former Seller Shareholders.

At the Effective Time, the stock transfer books of Seller shall be closed as to holders of Seller Common Stock immediately prior to the Effective Time and no transfer of Seller Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Seller Common Stock (other than shares to be canceled pursuant to Section 3.1(d) or as to which statutory dissenters’ rights have been perfected as provided in Section 3.3) shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Merger Consideration provided in Article 3 in exchange therefor. To the extent permitted by Law, former holders of record of Seller Common Stock shall be entitled to vote after the Effective Time at any meeting of Buyer shareholders the number of whole shares of Buyer Common Stock into which their respective shares of Seller Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Seller Common Stock in accordance with the provisions of this Agreement. No dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate (or the documents required by Section 4.1(b) for a lost, stolen, mislaid or destroyed Certificate) for exchange as provided in Section 4.1. However, upon surrender of such Certificate (or the documents required by Section 4.1(b) for a lost, stolen, mislaid or destroyed Certificate), both the Buyer Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate. No interest shall be payable with respect to any cash to be paid under Section 4.1 of this Agreement.

4.3	Return of Payment Fund.

At any time following the six-month period after the Mailing Date, Buyer shall be entitled to require the Exchange Agent to deliver to it any portions of the Merger Consideration which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Buyer (subject to abandoned property, escheat and other similar Laws) with respect to any Per Share Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, none of Buyer, Merger Sub or the Exchange Agent shall be liable to any holder of a Certificate for any Per Share Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar Law.

Article 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the applicable section of the Seller Disclosure Memorandum, Seller hereby represents and warrants to Buyer and Merger Sub as follows:

5.1	Organization, Standing, and Power.

Seller is a corporation duly organized and validly existing under the Laws of the State of Wisconsin, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets as now owned, leased and operated. Seller is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed does not constitute a Seller Material Adverse Effect.

5.2	Authority of Seller; No Breach by Agreement.

(a)          Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of this Agreement and the Merger by Seller’s shareholders in accordance with applicable Law, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Seller, subject to the approval of this Agreement and the Merger by Seller’s shareholders in accordance with applicable Law. Subject to such requisite shareholder approval, this Agreement represents a legal, valid and binding obligation of Seller (assuming due authorization, execution and delivery by Buyer), enforceable against Seller in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b)          Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller’s Articles of Incorporation or Bylaws or the articles of incorporation or bylaws of any Seller Subsidiary, or (ii) constitute or result in a Default under any Seller Contract, except for such Defaults that do not constitute a Seller Material Adverse Effect, or (iii) constitute or result in a violation of any Law or Order applicable to any Seller Entity, except for such violations that do not constitute a Seller Material Adverse Effect.

(c)          Other than in connection or compliance with the provisions of applicable Law, including corporate and limited liability company Laws and Securities Laws, and other than filings with and Consents required from Governmental Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the execution and delivery by Seller of this Agreement or the consummation by Seller of the Merger and the other transactions contemplated in this Agreement, except for such notices, filings or Consents the failure of which to make or obtain does not constitute a Seller Material Adverse Effect.

5.3	Capital Stock.

(a)          The authorized capital stock of Seller consists of 20,000 shares of Seller Common Stock, of which 12,292.125 shares are issued and outstanding as of the date hereof, including 21 Seller Restricted Shares. All of the issued and outstanding shares of Seller Common Stock have been duly authorized and are duly and validly issued and outstanding and are fully paid, nonassessable and free of any preemptive rights granted by Seller. Seller has not issued any of the outstanding shares of capital stock or other equity security of Seller in violation of any preemptive rights of the current or past shareholders of Seller. Other than shares of Seller Common Stock, Seller has no authorized, issued or outstanding (A) shares of capital stock or other voting securities or equity interests, (B) securities of Seller or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Seller or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership of Seller or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Seller or any of its Subsidiaries, or obligations of Seller or any of its Subsidiaries to issue, register, transfer, or sell, any shares of capital stock, voting securities or equity interests of Seller or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Seller or any of its Subsidiaries or rights or interests described in clause (C), or (E) except for this Agreement, obligations of Seller or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. Except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Seller or any of its Subsidiaries is a party (or, as of the date of this Agreement, on file with Seller) with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Seller or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Seller may vote. As of the date of this Agreement, neither Seller nor any of its Subsidiaries has issued any trust capital securities, subordinated debt securities or other similar securities to any Person.

(b)          Section 5.3(b) of the Seller Disclosure Memorandum sets forth a true, correct and complete list of the aggregate number of shares of Seller Common Stock issuable upon the exercise of each Equity Right outstanding as of the date of this Agreement and the holder and exercise price for each such Equity Right.

(c)          Except for this Agreement, neither Seller nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its Subsidiaries.

5.4	Seller Subsidiaries.

Seller has disclosed in Section 5.4 of the Seller Disclosure Memorandum each of the Seller Subsidiaries that is a corporation (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and each of the Seller Subsidiaries that is a general or limited partnership, limited liability company, or other non-corporate entity (identifying the form of organization and the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Seller owns, directly or indirectly, all of the issued and outstanding shares of capital stock (or other equity interests) of each Seller Subsidiary. No capital stock (or other equity interest) of any Seller Subsidiary is or may become required to be issued (other than to another Seller Entity) by reason of any Equity Rights, and there are no Contracts by which any Seller Subsidiary is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Seller Subsidiary (other than to another Seller Entity). There are no Contracts relating to the rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Seller Subsidiary. All of the shares of capital stock (or other equity interests) of each Seller Subsidiary are validly issued, fully paid and nonassessable and are owned directly or indirectly by Seller free and clear of any Lien. Each Seller Subsidiary is a bank or a corporation, and each such Subsidiary is duly organized and validly existing under the Laws of the jurisdiction in which it is incorporated, and has the corporate or entity power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Seller Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed does not constitute a Seller Material Adverse Effect.

5.5	Securities.

No Seller Entity is required to file any Exchange Act Documents or make any reports or filings under the Securities Act or the Exchange Act. Except for its interests in Subsidiaries and its ownership of marketable securities, Seller does not own, directly or indirectly, any capital stock, membership interest, partnership interest or other equity interest in any Person. First National Bank is a member in good standing with the Federal Home Loan Bank of Chicago to transact the business of banking.

5.6	Financial Statements.

(a)          Each of the Seller Financial Statements have been prepared in accordance with GAAP, as in effect on the date of such Seller Financial Statements and applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such consolidated financial statements), and fairly presented, in all material respects, the financial position of Seller and its Subsidiaries as of the respective dates and the results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments and do not provide for footnote disclosures.

(b)          The books and records kept by Seller and its Subsidiaries are in all material respects complete and accurate and have been maintained in accordance with applicable Laws and accounting requirements. The Seller Financial Statements have been prepared from, and are in accordance with, the books and records of Seller and its Subsidiaries.

(c)          Since January 1, 2014, (i) to the Knowledge of Seller, through the date hereof, no Seller Entitiy or any director, officer, auditor, accountant or Representative of Seller Entity has received any notice or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the any Seller Entity or its internal accounting controls, including any material complaint, allegation, assertion or claim that a Seller Entity has engaged in questionable accounting or auditing practices, and (ii) no attorney(s) representing the Seller Entities, whether or not employed by the Seller Entities, have reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by a Seller Entity or any of its respective officers, directors or agents to the Board of Directors of a Seller Entity or any committee thereof or to any director or officer of a Seller Entity.

5.7	Absence of Undisclosed Liabilities.

No Seller Entity has incurred any material Liability since March 31, 2017 that GAAP (as applied by Seller on a consistent basis) would require to be reflected or reserved against on a balance sheet, except for Liabilities incurred (a) in the ordinary course of business consistent with past business practice or (b) in connection with the transactions contemplated by this Agreement. No Seller Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume, any Liability of any other Person for any amount in excess of $50,000.

5.8	Absence of Certain Changes or Events.

Since December 31, 2016 until the date hereof, there has been no Seller Material Adverse Effect. Since March 31, 2017 until the date hereof, none of the Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure that, if taken after the date of this Agreement, would represent a material breach of any of the covenants and agreements of Seller provided in Section 7.2 other than actions taken that would require the consent of Buyer pursuant to Sections 7.2(g), (h) or (t).

5.9	Tax Matters.

(a)          All Seller Entities have timely filed with the appropriate Governmental Authority all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects, except with respect to Tax Returns the assessment of the underlying Taxes is barred by the application of the applicable statute of limitations. None of the Seller Entities is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Seller Entities that have become due and payable (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than Permitted Liens) on any of the Assets of any of the Seller Entities. Since December 31, 2014, no claim has ever been made by a Governmental Authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

(b)          None of the Seller Entities has received any notice of deficiency, assessment or proposed assessment in connection with any Taxes that remains unresolved, and to the Knowledge of Seller there are no threatened or pending disputes, claims, audits, examinations or requests for information regarding any Taxes of any Seller Entity or the assets of any Seller Entity. No officer or employee responsible for Tax matters of any Seller Entity reasonably expects any Governmental Authority to assess any additional Taxes for any period for which Tax Returns have been filed. None of the Seller Entities has (i) waived any statute of limitations in respect of any Taxes that remains in effect or (ii) agreed to a Tax assessment or deficiency that remains unpaid. Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any Seller Entity filed or received since December 31, 2014.

(c)          Each Seller Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442, 1471 and 1472 of the Code or similar provisions under foreign Law.

(d)          The unpaid Taxes of each Seller Entity did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and was properly determined in accordance with GAAP applied on a basis consistent with past practices. Since the date of the most recent balance sheet, no Seller Entity has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(e)          None of the Seller Entities is a party to any Tax allocation or sharing agreement other than agreements entered into in the ordinary course of business that do not primarily relate to Taxes, such as leases, licenses and credit agreements. None of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group headed by any Seller Entity, for which the applicable statute of limitations remains open, None of the Seller Entities has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise, other than (i) Tax allocation or sharing agreements solely among the Seller Entities, and (ii) agreements entered into in the ordinary course of business that do not primarily relate to Taxes, such as leases, licenses and credit agreements.

(f)           During the five-year period ending on the date hereof, none of the Seller Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)          None of the Seller Entities has made any payments (whether in cash, property or in the form of benefits), is obligated to make any payments (whether in cash, property or in the form of benefits), or is a party to any contract that could obligate it to make any payments (whether in cash, property or in the form of benefits) that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. Seller has not been a United States real property holding corporation within the meaning of Code Section 897(c)(1)(A)(ii) during the applicable five year period ending on the date of this Agreement or the Closing Date. None of the Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of a Seller Entity that will be required under applicable Tax Law to be reported by Buyer or any of its Affiliates, including any Seller Entity, for a taxable period (or portion thereof) beginning after the Closing Date which taxable income was realized prior to the Closing Date.

(h)          Since January 1, 2008 up to and including the day of this Agreement, and, except to the extent that any transfer of Seller Common Stock takes place pursuant to a Permitted Pledge as defined in the Shareholders Agreement to Preserve S Corporation Status dated as of October 31, 2007, up to and including the day before the Closing Date, Seller has been a validly electing “S corporation” (Subchapter S corporation) under Sections 1361 and 1362 of the Code for federal and Wisconsin income Tax purposes. Since January 1, 2008 until the day before the Closing Date, Seller has not had, within the meaning of Code Section 1361(b) and the Treasury Regulations thereunder: (i) more than 100 shareholders (taking into account the special rules regarding family members in Code Section 1361(c)(1)); (ii) any shareholder who is a person (other than an estate, a trust described in Code Section 1361(c)(2), or an organization described in Code Section 1361(c)(6)) who is not an individual (except to the extent that any transfer of Seller Common Stock takes place pursuant to a Permitted Pledge as defined in the Shareholders Agreement to Preserve S Corporation Status dated as of October 31, 2007); (iii) any shareholder that is a nonresident alien; or (iv) more than one class of stock. No Seller Entity is a financial institution which uses the reserve method of accounting for bad debts described in Code 585. Neither Seller nor any Seller Subsidiary has, in the past five years, acquired assets from a C corporation in a transaction in which the Tax basis of Seller or any Seller Subsidiary for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets in the hands of the transferor.

(i)           Since January 14, 2008 up to and including the day of this Agreement, and, except to the extent that any transfer of Seller Common Stock takes place pursuant to a Permitted Pledge as defined in the Shareholders Agreement to Preserve S Corporation Status dated as of October 31, 2007, up to and including the day before the Closing Date, each Seller Subsidiary that otherwise would be taxed as a domestic corporation as that term is defined in Section 7701(a)(3) and the Treasury Regulations thereunder, is and always has been, within the meaning of Section 1361(b)(3) and the Treasury Regulations thereunder, a properly electing ‘‘qualified subchapter S subsidiary’’ within the meaning of Section 1361(b)(3)(B) of the Code.

(j)           None of the Seller Benefit Plans provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

(k)          Each of the Seller Entities is in material compliance with, and its records contain all material information and documents (including properly completed IRS Forms W-9) necessary to comply with in all material respects with all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(l)           None of the Seller Entities is subject to any private letter ruling of the IRS, or any closing agreement within the meaning of Section 7121 of the Code, or any comparable rulings or agreements involving any Governmental Authority.

(m)         No property owned by any of the Seller Entities is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(n)          No Seller Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(o)          No Seller Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

5.10	Transactions with Affiliates.

There are no agreements, contracts, plans, arrangements or other transactions between a Seller Entity, on the one hand, and any (a) officer or director of a Seller Entity, (b) record owner of five percent (5%) or more of the voting securities of Seller, (c) to the Knowledge of Seller, Affiliate or family member of any such officer, director or record owner or (d) any other Affiliate of Seller, on the other hand, in each case, except those of a type available to non-Affiliates of Seller generally. All agreements between any Seller Entity and any of its respective Affiliates comply, to the extent applicable, with Regulation W of FRB in all material respects.

5.11	Loans.

(a)          Seller makes the following representations and warranties with respect to each Seller Bank Loan that has an outstanding principal balance exceeding $100,000: (i) such Seller Bank Loan was originated and is administered and serviced in conformity in all material respects with all applicable Laws and First National Bank’s internal loan policies as in effect on the date of such Seller Bank Loan, including with respect to the Seller Loan Documentation related to such Seller Bank Loan; (ii) such Seller Bank Loan is a valid and legally binding obligation of the applicable Seller Entity and, to the Knowledge of Seller, the other party thereto; (iii) each Seller Bank Loan is enforceable against the applicable Seller Entity and, to the Knowledge of Seller, the other party thereto in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity); (iv) to the reasonable Knowledge of Seller, with respect to each Seller Bank Loan that is secured, Seller has a valid and enforceable Lien on the collateral described in the Seller Loan Documentation, Seller has properly perfected or caused to be properly perfected all Liens in any collateral securing each Seller Bank Loan and such Liens have the priority described in the Seller Loan Documentation (except as enforceability may be limited by bankruptcy laws and other laws of similar nature relating to creditors rights and to general principles of equity); (v) to the reasonable Knowledge of Seller, each Seller Bank Loan contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor; (vi) to the reasonable Knowledge of Seller, each Seller Bank Loan is evidenced by Seller Loan Documentation that is true, genuine and what it purports to be; (vii) to the reasonable Knowledge of Seller, all Seller Bank Loans are with full recourse to the borrowers and guarantors, if any, and Seller has not taken any action that will result in a waiver or negation of any material rights or remedies available to it against any borrower or guarantor, if any, on any Seller Bank Loan; and (viii) to Seller’s Knowledge, there are no oral modifications or amendments of such Seller Bank Loan that are not reflected in the written records of a Seller Entity, except for such deficiencies or failures in (iv) to (viii) above which do not constitute a Seller Material Adverse Effect.

For the purposes of this Agreement, “Seller Loan Documentation” means all Seller Bank Loan files and all documents included in any Seller Entity’s file or imaging system with respect to a Seller Bank Loan.

(b)           The information with respect to each Seller Bank Loan set forth in the data storage disk produced by Seller from its management information systems regarding the Seller Bank Loans and delivered to Buyer prior to the date hereof (the “Seller Loan Tape” ), and, to the Knowledge of Seller, any third-party information set forth in the Seller Loan Tape are materially true, correct and accurate as of the dates specified therein, or, if no such date is indicated therein, as of March 31, 2017.

(c)          To the Knowledge of Seller, the allowance for possible loan, lease, securities or credit losses (the “Allowance”) shown on the consolidated balance sheets of Seller included in the most recent Seller Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Seller included in the Seller Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) in all material respects to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables, letters of credit and commitments to make loans or extend credit), by the Seller Entities as of the dates thereof.

(d)          None of the agreements pursuant to which any Seller Entities have sold Seller Bank Loans or pools of Seller Bank Loans or participations in Seller Bank Loans or pools of Seller Bank Loans (each a “Seller Loan Sale Agreement”) contains any ongoing obligation to repurchase such Seller Bank Loans or interests therein solely on account of a payment default by the obligor on any such Seller Bank Loan. There is no pending or, to the Knowledge of Seller, threatened, cancellation or termination of any Seller Loan Sale Agreement to which Seller or any of its Subsidiaries is a party. There is no breach by Seller or any of its Subsidiaries under any Seller Loan Sale Agreement, and no third party has exercised or, to the Knowledge of Seller, is threatening to exercise its contractual right to require Seller or any of its Subsidiaries to repurchase any loan from such third party due to a breach of representation, warranty or covenant by Seller or any of its Subsidiaries under a Seller Loan Sale Agreement.

(e)          Section 5.11(e) of the Seller Disclosure Memorandum sets forth a listing, as of the most recently available date prior to the date of this Agreement, by account, of: (A) each borrower, customer or other party which has notified in writing Seller or any Seller Entity during the past twelve months of any “lender liability” or similar claim; and (B) all loans exceeding $100,000 (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are non-accrual status, (3) that are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, or (4) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by Seller or any Seller Entity as real estate acquired through foreclosure, and all other assets currently held that were acquired through foreclosure.

(f)           All Seller Bank Loans (and any related guarantees) are owned by the Seller Entities free and clear of any Liens (other than blanket Liens by the Federal Home Loan Bank of Chicago). No claims of defense as to the enforcement of any Seller Bank Loan have been asserted in writing against any Seller Entity for which there is a reasonable possibility of an adverse determination, and no Seller Entity has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to any Seller Entity. No Seller Bank Loans are presently serviced by third parties, and there is no obligation which is reasonably likely to result in any Seller Bank Loan becoming subject to any third party servicing.

(g)          Section 5.11(g) of the Seller Disclosure Memorandum identifies each asset of First National Bank that as of December 31, 2016 was classified as other real estate owned (“OREO”) and the book value thereof as of the date of this Agreement as well as any assets classified as OREO since December 31, 2016 until the date hereof and any sales of OREO between December 31, 2016 and the date hereof, reflecting any gain or loss with respect to any OREO sold.

(h)          No Seller Entity is now nor has it ever been since January 1, 2014, subject to any material fine, suspension, settlement or other contract or other administrative agreement or similar sanction by, or any material reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of Seller Bank Loans.

5.12	Assets.

(a)          Except as disclosed in the Seller Financial Statements delivered prior to the date of this Agreement (and other than as to Seller Owned Real Property and Seller Real Property Leases), the Seller Entities have valid title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Seller’s past practices.

(b)          Other than as to Seller Real Property Leases, all Assets which are material to Seller’s business and which are held under leases or subleases by any of the Seller Entities, are held under Contracts that, to Seller’s Knowledge, are enforceable in accordance with their respective terms, and each such Contract is in full force and effect.

(c)          Section 5.12(c) of the Seller Disclosure Memorandum lists (i) all real property owned by Seller or any Subsidiary and the owner and location of the property (the “Seller Owned Real Property”); (ii) all leases and subleases pursuant to which Seller or any of its Subsidiaries lease land and/or buildings, including ground leases (the “Seller Real Property Leases”) (including identifying which entity is the party to each such agreement, and the location of the applicable property) and (iii) all leases, subleases, licenses or other use agreements between Seller or any of its Subsidiaries, as landlord, sublandlord or licensor, and third parties with respect to Seller Owned Real Property or Seller Leased Premises, as tenant, subtenant or licensee (“Seller Tenant Leases”) (including identifying which entity is the party to each such agreement and the location of the applicable property). All such documentation (including all material amendments, modifications, and supplements thereto) has been made available to Buyer on or prior to the date hereof.

(d)          Either Seller or one of its Subsidiaries (i) has valid title to all Seller Owned Real Properties, free and clear of all Liens, and (ii) has a valid and binding leasehold interest in all parcels of real property or space leased to Seller or one of its Subsidiaries pursuant to the Seller Real Property Leases (the “Seller Leased Premises”), free and clear of all Liens on the leasehold estate, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Seller Real Property Leases and subject to matters of record. To the Knowledge of Seller, none of the Seller Leased Premises or Seller Owned Real Property has been taken by eminent domain or is the subject of a pending or contemplated taking which has not been consummated. The Seller Owned Real Properties and Seller Real Property Leases constitute all material interests in real property currently used, occupied or held for use in connection with and material to the business of Seller and the Subsidiaries, as the business is currently conducted.

(e)          Subject to the Seller Tenant Leases, if applicable, and easements and other matters of record and matters that would be disclosed by an accurate survey, no Person other than Seller and its Subsidiaries has (or will have, at Closing) (i) any right in any of the Seller Owned Real Property or any right to use or occupy any portion of the Seller Owned Real Property or (ii) any right to use or occupy any portion of the Seller Leased Premises (subject to the terms of the Seller Real Property Leases). To Seller’s Knowledge, the Seller Owned Real Property is in material compliance with all zoning and other governmental requirements and are in good operating condition and not in current or imminent need of capital repairs in excess of $25,000 (reasonably wear and tear excepted) and are sufficient in all material respects for the purposes to which they are used in the conduct of Seller’s and its Subsidiaries’ business as currently conducted. Seller and its Subsidiaries do not use in their businesses any real property other than the Seller Owned Real Property and the Seller Leased Premises.

(f)           Each of the Seller Real Property Leases and each of the Seller Tenant Leases is in full force and effect, without amendment and, to the Knowledge of Seller, there exists no default or event of default or event, occurrence, condition or act, with respect to Seller or any of its Subsidiaries or with respect to the other parties thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder, except for defaults that do not constitute a Seller Material Adverse Effect.

(g)          Seller and its Subsidiaries have operated the Seller Owned Real Property and the Seller Leased Premises, and the continued operation of the Seller Owned Real Property and the Seller Leased Premises prior to the Closing will be, in accordance in all material respects with all applicable Laws. Prior to the date hereof, Seller has provided to Buyer a true, correct and complete copy of each Seller Real Property Lease, Seller Tenant Lease, title insurance policy, real property survey or material environmental site assessment related to the Seller Owned Real Property or Seller Leased Premises, in each instance to the extent in the possession of Seller or any Subsidiary as of the date of this Agreement.

(h)          Except as would not be material to Seller, (i) subject to any applicable lease under which Seller and its Subsidiaries lease Seller Personal Property (as defined below), Seller and its Subsidiaries have valid title to all of the personal property owned by Seller and its Subsidiaries consisting of the trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies excluding any items consumed or disposed of, but including new items acquired, used or obtained in the ordinary course of the operation of the business of Seller and its Subsidiaries (“Seller Personal Property”) and (ii) each of the leases under which Seller or any of its Subsidiaries lease Seller Personal Property is in full force and effect, without default thereunder by Seller or any of its Subsidiaries or, to the Knowledge of Seller, the lessor.

(i)           None of the Seller Entities has received notice from any insurance carrier, including in relation to its directors and officers and fiduciary liability insurance policy, that (i) any policy of insurance will be canceled or that coverage under any particular policy will be materially reduced or eliminated in its entirety, or (ii) the annual premium cost with respect to any particular policy of insurance will be increased by more than thirty-five percent (35%) above the current annual premium for such policy. With the exception of workers’ compensation and employers liability claims, as of the date of this Agreement, there are presently no unpaid claims for amounts exceeding $100,000 individually or in the aggregate pending under any policy of insurance and no notices of claims in excess of such amounts have been given by any Seller Entity under such policies. To Seller’s Knowledge, all such insurance is valid and enforceable and in full force and effect, and within the last three years Seller and each Seller Entity has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Seller has made no claims, and no claims are contemplated to be made, under its errors and omissions insurance or blanket bond.

(j)           To Seller’s Knowledge, there is no pending or threatened Litigation against any Seller Entity with respect to the Assets that any Seller Entity owns, uses or occupies or has the right to use or occupy, including without limitation a pending or threatened taking of any of such real property by eminent domain.

(k)          The Assets of the Seller Entities include all material Assets used to operate the business of the Seller Entities as presently conducted.

5.13	Community Reinvestment Act Compliance.

Each of the Seller Entities that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed exam, and Seller has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which, an Executive Officer in good faith believes, would reasonably be expected to result in any such Seller Entity having its current rating lowered.

5.14	Intellectual Property.

Each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business. Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity’s business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Seller Entity is in material Default under any of its Intellectual Property licenses. No Litigation is pending or to the Knowledge of Seller threatened, against any Seller Entity which challenges the rights of any Seller Entity with respect to Intellectual Property used, sold or licensed by such Seller Entity in the course of its business. The conduct of the business of the Seller Entities does not infringe any Intellectual Property of any other person in any material respect. No Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Seller has no Contracts with its directors, officers, or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information or other business information of a Seller Entity, and to the reasonable Knowledge of Seller, (1) no such officer, director or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information or other business information of any Person other than a Seller Entity, and (2) no officer, director or employee of any Seller Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any provider of financial services, including any Seller Entity.

5.15	Environmental Matters.

(a)          Each Seller Entity (and Seller in respect of its operation of its Participation Facilities and its Operating Properties) is, and for the past five years has been, in material compliance with all applicable Environmental Laws.

(b)          There is no Litigation pending or, to Seller’s Knowledge, threatened before any Governmental Authority in which any Seller Entity (or Seller in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, is reasonably likely to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Operating Properties or Participation Facilities.

(c)          To Seller’s Knowledge, during the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except for releases, discharges, spillages or disposals which do not constitute a Seller Material Adverse Effect. Prior to the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, to Seller’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except for releases, discharges, spillages or disposals which do not constitute a Seller Material Adverse Effect.

5.16	Compliance with Laws.

Seller is a registered bank holding company under the BHC Act. The deposit accounts of each Seller Entity that is a depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Seller, threatened. None of the deposits of any Seller Entity is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2). Each Seller Entity has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which do not constitute a Seller Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which do not constitute a Seller Material Adverse Effect.

None of the Seller Entities:

(a)          is in Default under any of the provisions of its Articles of Incorporation or Bylaws;

(b)          is in violation any Laws or Orders or Permits applicable to its business or employees conducting its business, other than violations that do not constitute a Seller Material Adverse Effect; or

(c)          to Sellers’ Knowledge, has received any notification or communication from any Governmental Authority (i) asserting that any Seller Entity is not, or may not be, in compliance with any Laws or Orders where such noncompliance constitutes a Seller Material Adverse Effect, (ii) threatening to revoke any material Permits, or (iii) requiring or threatening to require any Seller Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, in each case, which restricts materially the conduct of its business or in any manner relates to its employment decisions, its employment or safety policies or practices, its capital adequacy, its credit or reserve policies, its hiring or compensation of management or the payment of dividends.

5.17	Labor Relations.

(a)          There is no strike, slowdown, lockout or other labor dispute involving any Seller Entity pending or, to Seller’s Knowledge, threatened and (ii) to Seller’s Knowledge, there is no pending attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity.

(b)          No Seller Entity is a party to any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; and to the Knowledge of Seller, there are no complaints or charges of discrimination which have been asserted against any Seller Entity now pending before any Governmental Authority, including but not limited to the U.S. Equal Employment Opportunity Commission and United States Department of Labor (“DOL”), relating to employees or employment practices that would result in a Seller Material Adverse Effect. To Seller’s Knowledge, each individual who renders services to Seller or any of its Subsidiaries who is classified by Seller or such Subsidiary, as applicable, as having the status of an independent contractor, consultant or other non-employee status for purposes of Taxes and Tax Returns under Seller Benefit Plans is properly so characterized.

(c)          To Seller’s Knowledge, all of the employees of each Seller Entity employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

5.18	Employee Benefit Plans.

(a)          Seller has disclosed in Section 5.18(a) of the Seller Disclosure Memorandum, each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Seller Entity or ERISA Affiliate thereof, or for which any Seller Entity or ERISA Affiliate has or reasonably could have any obligation or Liability (collectively, the “Seller Benefit Plans”). Any of the Seller Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Seller ERISA Plan”.

(b)          To the extent applicable, Seller has delivered or otherwise made available via an electronic data room to Buyer prior to the execution of this Agreement true and complete copies of the following documentation and information regarding the Seller Benefit Plans listed on Seller Disclosure Memorandum Section 5.18(a): (i) all plan documents, trust agreements or other funding arrangements for each Seller Benefit Plan (including insurance contracts), and all adopted amendments thereto, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the DOL or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) with respect to any corrective action taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2013-12 (or its predecessor or successor rulings), (iv) annual reports or returns, audited financial statements (to the extent financial statements are required), actuarial reports and valuations (as applicable and to the extent financial statements are required) prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

(c)          Except as disclosed in Section 5.18(c) of the Seller Disclosure Memorandum, each Seller Benefit Plan is in material compliance with the terms of such Seller Benefit Plan and the applicable requirements of the Code, ERISA, and any other applicable Laws. Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code (i) has received a current, favorable determination letter from the IRS that is still in effect and applies to the Seller ERISA Plan as amended and as administered or, (ii) within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Seller ERISA Plan as amended and as administered, or (iii) is maintained pursuant to a prototype or volume submitter document and is fully entitled to rely upon the opinion or advisory letter issued by the IRS to the sponsor of the prototype or volume submitter plan documents. Seller is not aware of any circumstances that could reasonably result in the revocation of or the inability to rely upon any such favorable determination, opinion, or advisory letter. Seller has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws. No Seller Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has previously been audited by a Governmental Authority resulting in a determination that the Seller Benefit Plan failed to comply with applicable Laws.

(d)          There has been no material oral or written representation or communication with respect to any aspect of the Seller Benefit Plans made to employees of the Seller which is not in accordance with the written terms and provisions of such plans. Except as disclosed in Section 5.18(c) of the Seller Disclosure Memorandum, neither the Seller nor, to the Knowledge of Seller, any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Seller or Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA. To the Knowledge of Seller, (i) there are no unresolved claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business, and (ii) Litigation has been commenced with respect to any Seller Benefit Plan.

(e)          All Seller Benefit Plan documents and annual reports or returns, audited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete and have been timely filed with the IRS or the DOL to the extent filing is required. Summary plan descriptions, any material modifications thereto, and summary annual reports have been distributed to participants of the Seller Benefit Plans (to the extent required by Law), and there have been no changes in the information set forth therein that have not been timely disclosed pursuant to applicable Law.

(f)           To Seller’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(g)          Seller and its ERISA Affiliates do not and have never sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to (i) a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j); (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3) or (iii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)). Seller and its ERISA Affiliates have not incurred, and there are no circumstances under which they could reasonably incur any liability under Title IV of ERISA or Section 412 of the Code.

(h)          No Seller Entity has any Liability for retiree health and life benefits under any of the Seller Benefit Plans except for required continued coverage to the extent provided under Part 6 of Title I of ERISA or Code Section 4980B or similar state Law. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan, and no circumstance exists which could give rise to such Taxes.

(i)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any current or former director, employee, officer or consultant of any Seller Entity from any Seller Entity under any Seller Benefit Plan, (ii) increase the amount or value of any payments or benefits payable to any current or former director, employee, officer or consultant of any Seller Entity from any Seller Entity under any Seller Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any payments or benefits payable to any current or former director, employee, officer or consultant of any Seller Entity from any Seller Entity under any Seller Benefit Plan, or (iv) result in any limitation on the right of Seller Entity to amend, merge, terminate or receive a reversion of assets from any Seller Benefit Plan or related trust.

(j)           The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Seller Financial Statements to the extent required by and in accordance with GAAP.

(k)          All individuals who participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to participate in such Seller Benefit Plan. All individuals participating in (or eligible to participate in) any Seller Benefit Plan are common law employees or former employees of a Seller Entity or directors or former directors of a Seller Entity.

(l)           There is no vesting of benefits and no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned life insurance split dollar life insurance or similar arrangement or Contract, and the Surviving Company shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such Contracts as Seller presently holds.

(m)         Each Seller Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) complies and, at all times after December 31, 2008 has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS. No compensation payable by any Seller Entity has been reportable as nonqualified deferred compensation in the gross income of any individual or entity and subject to additional Taxes as a result of the operation of Section 409A of the Code. No assets set aside for the payment of benefits under any “nonqualified deferred compensation plan” are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

5.19	Material Contracts.

As of the date hereof, none of the Seller Entities is a party to (i) any employment, severance, termination, consulting, or retirement Contract providing for future aggregate payments to any Person in any calendar year in excess of $100,000, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (for the avoidance of doubt, Contracts relating to the borrowing of money exclude Contracts evidencing deposit liabilities, purchases of federal funds repurchase agreements, fully-secured by the United States government and government agency securities, and Federal Home Loan Bank advances of depository institution Subsidiaries incurred in the ordinary course of Seller’s business, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Seller’s business), (iii) any Contract which prohibits, limits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract relating to the purchase or sale of any goods or services involving future payments by any Seller Entity under any individual Contract not in excess of $100,000 (other than Contracts entered into in the ordinary course of business and), (v) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet, (vi) to the reasonable Knowledge of Seller, any material Contract that would be terminable other than by a Seller Entity or any Contract under which a material payment obligation of a Seller Entity (or any successor(s) thereto) would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events) and (vii) any Contract that contains any (A) exclusive dealing obligation on the part of such Seller Entity, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees on the part of such Seller Entity, (C) “most favored nation” or similar provision granted by any Seller Entity or (D) provision whereby any Seller Entity grants any right of first refusal or right of first offer or similar right in respect of the Assets ((i)-(vii), together with all Contracts referred to in Section 5.14, the “Seller Contracts”). True and correct copies of Contracts referred to in Section 5.19 of the Seller Disclosure Memorandum have been made available to Buyer on or before the date hereof. With respect to each Seller Contract: (A) the Contract is valid and binding on the Seller Entity to the extent such Seller Entity is a party thereto; (B) the Contract is in full force and effect; (C) no Seller Entity is in Default thereunder in any material respect; and (D) to Seller’s Knowledge, no other party to any such Contract is in Default in any material respect thereunder.

5.20	Privacy of Customer Information.

First National Bank’s collection and privacy practices comply in all material respects with First National Bank’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy Laws.

5.21	Legal Proceedings.

There is no material Litigation instituted or pending or, to the Knowledge of Seller, threatened against any Seller Entity, or against any director, officer or employee or agent of any Seller Entity in their capacities as such, including with respect to any service to or on behalf of any Employee Benefit plan or any other Person at the request of the Seller Entity or on behalf of a Seller Benefit Plan, nor are there any material Orders outstanding against any Seller Entity (other than Orders of general application).

5.22	Reports.

Since January 1, 2014, each Seller Entity has timely filed all material reports and statements, together with any material amendments required to be made with respect thereto, that it was required to file with Governmental Authorities, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports and documents, including the Seller Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. To Seller’s Knowledge, as of their respective dates, such reports and documents accurately set forth the information contained therein in all material respects. Other than normal examinations conducted by a Governmental Authority in the ordinary course of business of Seller Entities, no Governmental Authority has notified any Seller Entity that it has initiated or has pending any Litigation or, to Seller’s Knowledge, threatened Litigation to any Seller Entity since January 1, 2014. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of any Seller Entity.

5.23	Loans to Executive Officers and Directors.

Seller has not, since December 31, 2014, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or Executive Officer (or equivalent thereof) of any Seller Entity, except as permitted by FRB Regulation O and that have been made in material compliance with the provisions of Regulation O. Section 5.23 of the Seller Disclosure Memorandum identifies any loan or extension of credit maintained by Seller to which Regulation O applies.

5.24	Statements True and Correct.

(a)          None of the information supplied or to be supplied by any Seller Entity for inclusion in the Proxy Statement to be mailed to Seller’s shareholders in connection with the Seller’s Shareholders’ Meeting will, when first mailed to the Seller’s shareholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, at the time of the Seller’s Shareholders’ Meeting, be false or misleading with respect to any material fact.

(b)          All documents that any Seller Entity is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law. None of the information supplied or to be supplied by any Seller Entity to Buyer for inclusion in any documents filed with a Governmental Authority in connection with the transactions contemplated hereby will be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.25	Regulatory Matters.

(a)          To the Knowledge of Seller, no Seller Entity has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Governmental Authorities referred to in Section 10.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section. First National Bank is an “eligible bank” as defined in 12 C.F.R. §5.3(g).

(b)          No Seller Entity is subject to any written agreement, memorandum, order or decree with or by any Governmental Authority, nor has any Seller Entity been advised by any Governmental Authority that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

5.26	Trust Business.

Each Seller Entity has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations, except for instances of noncompliance that have not had a Seller Material Adverse Effect.

5.27	Investment Management and Related Activities.

To the Knowledge of Seller, no Seller Entity or any of its respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

5.28	Brokers.

Other than the Seller Financial Advisor, the fees and expenses of which will be paid by Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates. True, correct and complete copies of all agreements with Seller Financial Advisor relating to any such fees or commissions have been furnished to Buyer prior to the date hereof.

5.29	Opinion of Financial Advisor.

Seller has received the opinion of Seller Financial Advisor, dated the date of this Agreement, to the effect that the Per Share Merger Consideration to be received by the holders of Seller Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Buyer. Such opinion has not been amended or rescinded as of the date of this Agreement.

5.30	Board Recommendation

The Board of Directors of Seller, at a meeting duly called and held, has by a vote of at least a majority of the directors in office (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are at a price and on terms that are advisable and in the best interests of Seller's shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Common Stock approve this Agreement and the Merger and to call and hold a special meeting of Seller’s shareholders to consider this Agreement and the Merger.

5.31	Investment Securities.

(a)          Each of Seller and its Subsidiaries has valid title to all equity securities owned by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with past practices to secure obligations of Seller or any of its Subsidiaries. Such securities are valued on the books of Seller in accordance with GAAP.

(b)          To the Knowledge of Seller, Seller and each of its Subsidiaries employs and have acted in compliance in all material respects with investment, securities risk management and other policies, practices and procedures that Seller believes are prudent and reasonable in the context of such businesses.

(c)          Section 5.31(c) of the Seller Disclosure Memorandum sets forth as of December 31, 2016, the securities held by Seller and its Subsidiaries, as well as any purchases or sales of securities between December 31, 2016 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values and coupon rates, and any gain or loss with respect to any such securities sold during such time period after December 31, 2016. First National Bank does not own any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

5.32	Derivative Instruments.

(a)          All Derivative Transactions, whether entered into for the account of Seller or any of its Subsidiaries or for the account of a customer of Seller or any of its Subsidiaries were entered into in the ordinary course of business consistent with past practice. All of such Derivative Transactions are legal, valid and binding obligations of Seller or one of its Subsidiaries and, to the Knowledge of Seller, each of the counterparties thereto, and are enforceable against Seller in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity), and are in full force and effect. To Seller’s Knowledge, there are no breaches, violations or defaults by any party thereunder which would reasonably be expected to have a Seller Material Adverse Effect.

(b)          No Derivative Transaction, were it to be a Seller Bank Loan, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” as such terms are defined by the FDIC’s uniform loan classification standards.

5.33	Disaster Recovery and Business Continuity.

Seller has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect Seller’s customers, Assets, or employees. To Seller’s Knowledge, such program complies in all material respects with the requirements of the Federal Financial Institutions Examination Council and the FDIC.

5.34	Bank Secrecy Act; PATRIOT Act; Anti-Money Laundering.

Seller or the Seller Subsidiaries are not operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Part 103), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “PATRIOT Act“), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Board of Directors of Seller has adopted and Seller has implemented an anti-money laundering program that meets the requirements of Sections 326 and 352 of the PATRIOT Act in all material respects.

5.35	Transaction Expenses.

The expenses payable to the Seller Financial Advisor or legal counsel to Seller incurred or to be incurred by Seller prior to Closing in connection with the transactions contemplated by this Agreement are not, as of the date of this Agreement, expected to exceed the amount set forth on Section 5.35 of the Seller Disclosure Memorandum.

5.36	Minute Books and Records.

The minute books for each Seller Entity have been made available to Buyer for its review and, to the Knowledge of Seller, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors).

5.37	Shareholders.

As of the date hereof, no single shareholder holds in excess of five percent (5%) of the capital stock of Seller.

5.38	No Further Representations.

Except for the representations and warranties specifically set forth in Article 5 of this Agreement, neither Seller nor any of its Affiliates or Representatives on behalf of Seller, nor any other Person on behalf of Seller, makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, in connection with the transactions contemplated hereby, and Seller hereby disclaims any such representation or warranty whether by Seller or any of its officers, directors, employees, agents, or representatives on behalf of Seller, or any other person on behalf of Seller.

Article 6

REPRESENTATIONS AND WARRANTIES OF BUYER And Merger Sub

Except as disclosed in the applicable section of the Buyer Disclosure Memorandum, Buyer and Merger Sub each hereby represents and warrants to Seller as follows:

6.1	Organization, Standing and Power.

Merger Sub is a limited liability company duly organized and validly existing under the Laws of the State of Wisconsin, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets as now owned, leased and operated. Buyer is a corporation duly organized and validly existing under the Laws of the State of Wisconsin, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets as now owned, leased and operated. Merger Sub and Buyer are duly qualified or licensed to transact business as foreign corporations in good standing in the states of the United States where the character of their Assets or the nature or conduct of their business requires them to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed does not constitute a Buyer Material Adverse Effect.

6.2	Authority of Buyer; No Breach By Agreement.

(a)          Both Merger Sub and Buyer have the corporate power and authority necessary to execute, deliver and perform this Agreement, and to perform their obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of both Merger Sub and Buyer. This Agreement represents a legal, valid, and binding obligation of Merger Sub and of Buyer (assuming due authorization, execution and delivery by Seller), enforceable against Merger Sub and Buyer in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b)          Neither the execution and delivery of this Agreement by Merger Sub and Buyer, nor the consummation by Merger Sub and Buyer of the transactions contemplated hereby, nor compliance by Merger Sub and Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s Certificate of Incorporation or Bylaws, (ii) conflict with or result in a breach of any provision of Merger Sub’s Articles of Organization or Operating Agreement, (iii) constitute or result in a Default under any Buyer Contract, except for such Defaults that do not constitute a Buyer Material Adverse Effect or, (iv) constitute or result in a violation of any Law or Order applicable to any Buyer Entity, except for such violations that do not constitute a Buyer Material Adverse Effect.

(c)          Other than in connection or compliance with the provisions of applicable Law, including corporate and limited liability company Laws and Securities Laws, and other than filings with and Consents required from Governmental Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the execution and delivery by Merger Sub and Buyer of this Agreement or the consummation by Merger Sub and Buyer of the Merger and the other transactions contemplated in this Agreement, except for such notices, filings or Consents the failure of which to make or obtain does not constitute a Buyer Material Adverse Effect.

6.3	Capital Stock.

(a)          The authorized capital stock of Buyer consists of (a) 20,000,000 shares of Buyer Common Stock, of which, as of March 31, 2017, 6,714,560 shares were issued and 6,205,479 shares were outstanding and (b) 5,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued and outstanding. All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and are duly and validly issued and outstanding and are fully paid, nonassessable and free of any preemptive rights. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights granted by Buyer. Buyer has not issued any of the outstanding shares of capital stock or other equity security of Buyer in violation of any preemptive rights of the current or past shareholders of Buyer. Other than shares of Buyer Common Stock, Buyer has no authorized, issued or outstanding (A) shares of capital stock or other voting securities or equity interests, (B) securities of Buyer or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Buyer or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership of Buyer or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Buyer or any of its Subsidiaries, or obligations of Buyer or any of its Subsidiaries to issue, register, transfer, or sell, any shares of capital stock, voting securities or equity interests of Buyer or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Buyer or any of its Subsidiaries or rights or interests described in clause (C), or (E) except for this Agreement, obligations of Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. Except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Buyer or any of its Subsidiaries is a party (or, as of the date of this Agreement, on file with Buyer) with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Buyer or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Buyer may vote. As of the date of this Agreement, neither Buyer nor any of its Subsidiaries has issued any trust capital securities, subordinated debt securities or other similar securities to any Person.

(b)          Section 6.3(b) of the Buyer Disclosure Memorandum sets forth a true, correct and complete list of the aggregate number of shares of Buyer Common Stock issuable upon the exercise of each Equity Right outstanding as of the date of this Agreement and the holder and exercise price for each such Equity Right.

(c)          Except for this Agreement, neither Buyer nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its Subsidiaries.

6.4	Buyer Subsidiaries.

Buyer has disclosed in Section 6.4 of the Buyer Disclosure Memorandum each of the Buyer Subsidiaries that is a corporation (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and each of the Buyer Subsidiaries that is a general or limited partnership, limited liability company, or other non-corporate entity (identifying the form of organization and the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Buyer owns, directly or indirectly, all of the issued and outstanding shares of capital stock (or other equity interests) of each Buyer Subsidiary. No capital stock (or other equity interest) of any Buyer Subsidiary is or may become required to be issued (other than to another Buyer Entity) by reason of any Equity Rights, and there are no Contracts by which any Buyer Subsidiary is bound to issue (other than to another Buyer Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Buyer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Buyer Subsidiary (other than to another Buyer Entity). There are no Contracts relating to the rights of any Buyer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Buyer Subsidiary. All of the shares of capital stock (or other equity interests) of each Buyer Subsidiary are validly issued, fully paid and nonassessable and are owned directly or indirectly by Buyer free and clear of any Lien. Each Buyer Subsidiary is a bank or a corporation, and each such Subsidiary is duly organized and validly existing under the Laws of the jurisdiction in which it is incorporated, and has the corporate or entity power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Buyer Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed does not constitute a Buyer Material Adverse Effect.

6.5	Securities.

No Buyer Entity is required to file any Exchange Act Documents or make any reports or filings under the Securities Act or the Exchange Act. Except for its interests in Subsidiaries and its ownership of marketable securities, Buyer does not own, directly or indirectly, any capital stock, membership interest, partnership interest or other equity interest in any Person. Bank First National is a member in good standing with the Federal Home Loan Bank of Chicago to transact the business of banking.

6.6	Financial Statements.

(a)          Each of the Buyer Financial Statements have been prepared in accordance with GAAP, as in effect on the date of such Buyer Financial Statements and applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such consolidated financial statements), and fairly presented, in all material respects, the financial position of Buyer and its Subsidiaries as of the respective dates and the results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments and do not provide for footnote disclosures.

(b)          The books and records kept by Buyer and its Subsidiaries are in all material respects complete and accurate and have been maintained in accordance with applicable Laws and accounting requirements. The Buyer Financial Statements have been prepared from, and are in accordance with, the books and records of Buyer and its Subsidiaries.

(c)          Since January 1, 2014, (i) to the Knowledge of Buyer, through the date hereof, no Buyer Entitiy or any director, officer, auditor, accountant or Representative of Buyer Entity has received any notice or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the any Buyer Entity or its internal accounting controls, including any material complaint, allegation, assertion or claim that a Buyer Entity has engaged in questionable accounting or auditing practices, and (ii) no attorney(s) representing the Buyer Entities, whether or not employed by the Buyer Entities, have reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by a Buyer Entity or any of its respective officers, directors or agents to the Board of Directors of a Buyer Entity or any committee thereof or to any director or officer of a Buyer Entity.

6.7	Absence of Undisclosed Liabilities.

No Buyer Entity has incurred any material Liability since March 31, 2017 that GAAP (as applied by Buyer on a consistent basis) would require to be reflected or reserved against on a balance sheet, except for Liabilities incurred (a) in the ordinary course of business consistent with past business practice or (b) in connection with the transactions contemplated by this Agreement. No Buyer Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000.

6.8	Absence of Certain Changes or Events.

Since December 31, 2016 until the date hereof, there has been no Buyer Material Adverse Effect. Since March 31, 2017 until the date hereof, none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure that, if taken after the date of this Agreement, would represent a material breach of any of the covenants and agreements of Buyer provided in Section 7.3.

6.9	Tax Matters.

(a)          All Buyer Entities have timely filed with the appropriate Governmental Authority all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects, except with respect to Tax Returns the assessment of the underlying Taxes is barred by the application of the applicable statute of limitations. None of the Buyer Entities is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Buyer Entities that have become due and payable (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than Permitted Liens) on any of the Assets of any of the Buyer Entities. Since December 31, 2014, no claim has ever been made by a Governmental Authority in a jurisdiction where any Buyer Entity does not file a Tax Return that such Buyer Entity may be subject to Taxes by that jurisdiction.

(b)          None of the Buyer Entities has received any notice of deficiency, assessment or proposed assessment in connection with any Taxes that remains unresolved, and to the Knowledge of Buyer there are no threatened or pending disputes, claims, audits, examinations or requests for information regarding any Taxes of any Buyer Entity or the assets of any Buyer Entity. No officer or employee responsible for Tax matters of any Buyer Entity reasonably expects any Governmental Authority to assess any additional Taxes for any period for which Tax Returns have been filed. None of the Buyer Entities has (i) waived any statute of limitations in respect of any Taxes that remains in effect as of the date of this Agreement or (ii) agreed to a Tax assessment or deficiency that remains unpaid.

(c)          Each Buyer Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442, 1471 and 1472 of the Code or similar provisions under foreign Law.

(d)          The unpaid Taxes of each Buyer Entity did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Buyer Entity and was properly determined in accordance with GAAP applied on a basis consistent with past practices. Since the date of the most recent balance sheet, no Buyer Entity has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(e)          None of the Buyer Entities is a party to any Tax allocation or sharing agreement other than agreements entered into in the ordinary course of business that do not primarily relate to Taxes, such as leases, licenses and credit agreements. None of the Buyer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group headed by any Buyer Entity, for which the applicable statute of limitations remains open, None of the Buyer Entities has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise, other than (i) Tax allocation or sharing agreements solely among the Buyer Entities, and (ii) agreements entered into in the ordinary course of business that do not primarily relate to Taxes, such as leases, licenses and credit agreements.

(f)           During the five-year period ending on the date hereof, none of the Buyer Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)          None of the Buyer Entities has made any payments (whether in cash, property or in the form of benefits), is obligated to make any payments (whether in cash, property or in the form of benefits), or is a party to any contract that could obligate it to make any payments (whether in cash, property or in the form of benefits) that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. Buyer has not been a United States real property holding corporation within the meaning of Code Section 897(c)(1)(A)(ii) during the applicable five year period ending on the date of this Agreement or the Closing Date. None of the Buyer Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of a Buyer Entity that will be required under applicable Tax Law to be reported by Buyer or any of its Affiliates for a taxable period (or portion thereof) beginning after the Closing Date which taxable income was realized prior to the Closing Date.

(h)          None of the Buyer Benefit Plans provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

(i)           Each of the Buyer Entities is in material compliance with, and its records contain all material information and documents (including properly completed IRS Forms W-9) necessary to comply with in all material respects with all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(j)           None of the Buyer Entities is subject to any private letter ruling of the IRS, or any closing agreement within the meaning of Section 7121 of the Code, or any comparable rulings or agreements involving any Governmental Authority.

(k)          No property owned by any of the Buyer Entities is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(l)           No Buyer Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(m)         No Buyer Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

6.10	Transactions with Affiliates.

There are no agreements, contracts, plans, arrangements or other transactions between a Buyer Entity, on the one hand, and any (a) officer or director of a Buyer Entity, (b) record owner of five percent (5%) or more of the voting securities of Buyer, (c) to the Knowledge of Buyer, Affiliate or family member of any such officer, director or record owner or (d) any other Affiliate of Buyer, on the other hand, in each case, except those of a type available to non-Affiliates of Buyer generally. All agreements between any Buyer Entity and any of its respective Affiliates comply, to the extent applicable, with Regulation W of FRB in all material respects.

6.11	Loans.

(a)          Buyer makes the following representations and warranties with respect to each Buyer Bank Loan that has an outstanding principal balance exceeding $100,000: (i) such Buyer Bank Loan was originated and is administered and serviced in conformity in all material respects with all applicable Laws and Bank First National’s internal loan policies as in effect on the date of such Buyer Bank Loan, including with respect to the Buyer Loan Documentation related to such Buyer Bank Loan; (ii) such Buyer Bank Loan is a valid and legally binding obligation of the applicable Buyer Entity and, to the Knowledge of Buyer, the other party thereto; (iii) each Buyer Bank Loan is enforceable against the applicable Buyer Entity and, to the Knowledge of Buyer, the other party thereto in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity); (iv) to the reasonable Knowledge of Buyer, with respect to each Buyer Bank Loan that is secured, Buyer has a valid and enforceable Lien on the collateral described in the Buyer Loan Documentation, Buyer has properly perfected or caused to be properly perfected all Liens in any collateral securing each Buyer Bank Loan and such Liens have the priority described in the Buyer Loan Documentation (except as enforceability may be limited by bankruptcy laws and other laws of similar nature relating to creditors rights and to general principles of equity); (v) to the reasonable Knowledge of Buyer, each Buyer Bank Loan contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor; (vi) to the reasonable Knowledge of Buyer, each Buyer Bank Loan is evidenced by Buyer Loan Documentation that is true, genuine and what it purports to be; (vii) to the reasonable Knowledge of Buyer, all Buyer Bank Loans are with full recourse to the borrowers and guarantors, if any, and Buyer has not taken any action that will result in a waiver or negation of any material rights or remedies available to it against any borrower or guarantor, if any, on any Buyer Bank Loan; and (viii) to Buyer’s Knowledge, there are no oral modifications or amendments of such Buyer Bank Loan that are not reflected in the written records of a Buyer Entity, except for such deficiencies or failures in (iv) to (viii) above which do not constitute a Buyer Material Adverse Effect.

For the purposes of this Agreement, “Buyer Loan Documentation” means all Buyer Bank Loan files and all documents included in any Buyer Entity’s file or imaging system with respect to a Buyer Bank Loan.

(b)          To the Knowledge of Buyer, the Allowance shown on the consolidated balance sheets of Buyer included in the most recent Buyer Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Buyer included in the Buyer Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) in all material respects to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables, letters of credit and commitments to make loans or extend credit), by the Buyer Entities as of the dates thereof.

(c)          None of the agreements pursuant to which any Buyer Entities have sold Buyer Bank Loans or pools of Buyer Bank Loans or participations in Buyer Bank Loans or pools of Buyer Bank Loans (each a “Buyer Loan Sale Agreement”) contains any ongoing obligation to repurchase such Buyer Bank Loans or interests therein solely on account of a payment default by the obligor on any such Buyer Bank Loan. There is no pending or, to the Knowledge of Buyer, threatened, cancellation or termination of any Buyer Loan Sale Agreement to which Buyer or any of its Subsidiaries is a party. There is no breach by Buyer or any of its Subsidiaries under any Buyer Loan Sale Agreement, and no third party has exercised or, to the Knowledge of Buyer, is threatening to exercise its contractual right to require Buyer or any of its Subsidiaries to repurchase any loan from such third party due to a breach of representation, warranty or covenant by Buyer or any of its Subsidiaries under a Buyer Loan Sale Agreement.

(d)          Section 6.11(d) of the Buyer Disclosure Memorandum sets forth a listing, as of the most recently available date prior to the date of this Agreement, by account, of: (A) each borrower, customer or other party which has notified in writing Buyer or any Buyer Entity during the past twelve months of any “lender liability” or similar claim; and (B) all loans exceeding $100,000 (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are non-accrual status, (3) that are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, or (4) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by Buyer or any Buyer Entity as real estate acquired through foreclosure, and all other assets currently held that were acquired through foreclosure.

(e)          All Buyer Bank Loans (and any related guarantees) are owned by the Buyer Entities free and clear of any Liens (other than blanket Liens by the Federal Home Loan Bank of Chicago). No claims of defense as to the enforcement of any Buyer Bank Loan have been asserted in writing against any Buyer Entity for which there is a reasonable possibility of an adverse determination, and no Buyer Entity has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to any Buyer Entity. No Buyer Bank Loans are presently serviced by third parties, and there is no obligation which is reasonably likely to result in any Buyer Bank Loan becoming subject to any third party servicing.

(f)           Section 6.11(f) of the Buyer Disclosure Memorandum identifies each asset of Bank First National that as of December 31, 2016 was classified as OREO and the book value thereof as of the date of this Agreement as well as any assets classified as OREO since December 31, 2016 until the date hereof and any sales of OREO between December 31, 2016 and the date hereof, reflecting any gain or loss with respect to any OREO sold.

(g)          No Buyer Entity is now nor has it ever been since January 1, 2014, subject to any material fine, suspension, settlement or other contract or other administrative agreement or similar sanction by, or any material reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of Buyer Bank Loans.

6.12	Assets.

(a)          Except as disclosed in the Buyer Financial Statements prior to the date of this Agreement (and other than as to Buyer Owned Real Property and Buyer Real Property Leases), the Buyer Entities have valid title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the Buyer Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Buyer’s past practices.

(b)          Other than as to Buyer Real Property Leases, all Assets which are material to Buyer’s business and which are held under leases or subleases by any of the Buyer Entities, are held under Contracts that, to Buyer’s Knowledge, are enforceable in accordance with their respective terms, and each such Contract is in full force and effect.

(c)          Section 6.12(c) of the Buyer Disclosure Memorandum lists (i) all real property owned by Buyer or any Subsidiary and the owner and location of the property (the “Buyer Owned Real Property”); (ii) all leases and subleases pursuant to which Buyer or any of its Subsidiaries lease land and/or buildings, including ground leases (the “Buyer Real Property Leases”) (including identifying which entity is the party to each such agreement, and the location of the applicable property) and (iii) all leases, subleases, licenses or other use agreements between Buyer or any of its Subsidiaries, as landlord, sublandlord or licensor, and third parties with respect to Buyer Owned Real Property or Buyer Leased Premises, as tenant, subtenant or licensee (“Buyer Tenant Leases”) (including identifying which entity is the party to each such agreement and the location of the applicable property).

(d)          Either Buyer or one of its Subsidiaries (i) has valid title to all Buyer Owned Real Properties, free and clear of all Liens, and (ii) has a valid and binding leasehold interest in all parcels of real property or space leased to Buyer or one of its Subsidiaries pursuant to the Buyer Real Property Leases (the “Buyer Leased Premises”), free and clear of all Liens on the leasehold estate, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Buyer Real Property Leases and subject to matters of record. To the Knowledge of Buyer, none of the Buyer Leased Premises or Buyer Owned Real Property has been taken by eminent domain or is the subject of a pending or contemplated taking which has not been consummated. The Buyer Owned Real Properties and Buyer Real Property Leases constitute all material interests in real property currently used, occupied or held for use in connection with and material to the business of Buyer and the Subsidiaries, as the business is currently conducted.

(e)          Subject to the Buyer Tenant Leases, if applicable, and easements and other matters of record and matters that would be disclosed by an accurate survey, no Person other than Buyer and its Subsidiaries has (or will have, at Closing) (i) any right in any of the Buyer Owned Real Property or any right to use or occupy any portion of the Buyer Owned Real Property or (ii) any right to use or occupy any portion of the Buyer Leased Premises (subject to the terms of the Buyer Real Property Leases). To Buyer’s Knowledge, the Buyer Owned Real Property is in material compliance with all zoning and other governmental requirements and are in good operating condition and not in current or imminent need of capital repairs in excess of $25,000 (reasonably wear and tear excepted) and are sufficient in all material respects for the purposes to which they are used in the conduct of Buyer’s and its Subsidiaries’ business as currently conducted. Buyer and its Subsidiaries do not use in their businesses any real property other than the Buyer Owned Real Property and the Buyer Leased Premises.

(f)           Each of the Buyer Real Property Leases and each of the Buyer Tenant Leases is in full force and effect, without amendment and, to the Knowledge of Buyer, there exists no default or event of default or event, occurrence, condition or act, with respect to Buyer or any of its Subsidiaries or with respect to the other parties thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder, except for defaults that do not constitute a Buyer Material Adverse Effect.

(g)          Buyer and its Subsidiaries have operated the Buyer Owned Real Property and the Buyer Leased Premises, and the continued operation of the Buyer Owned Real Property and the Buyer Leased Premises prior to Closing will be, in accordance in all material respects with all applicable Laws.

(h)          Except as would not be material to Buyer, (i) subject to any applicable lease under which Buyer and its Subsidiaries lease Buyer Personal Property (as defined below), Buyer and its Subsidiaries have valid title to all of the personal property owned by Buyer and its Subsidiaries consisting of the trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies excluding any items consumed or disposed of, but including new items acquired, used or obtained in the ordinary course of the operation of the business of Buyer and its Subsidiaries (“Buyer Personal Property”) and (ii) each of the leases under which Buyer or any of its Subsidiaries lease Buyer Personal Property is in full force and effect, without default thereunder by Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, the lessor.

(i)           None of the Buyer Entities has received notice from any insurance carrier, including in relation to its directors and officers and fiduciary liability insurance policy, that (i) any policy of insurance will be canceled or that coverage under any particular policy will be materially reduced or eliminated in its entirety, or (ii) the annual premium cost with respect to any particular policy of insurance will be increased by more than thirty-five percent (35%) above the current annual premium for such policy. With the exception of workers’ compensation and employers liability claims, as of the date of this Agreement, there are presently no unpaid claims for amounts exceeding $100,000 individually or in the aggregate pending under any policy of insurance and no notices of claims in excess of such amounts have been given by any Buyer Entity under such policies. To Buyer’s Knowledge, all such insurance is valid and enforceable and in full force and effect, and within the last three years Buyer and each Buyer Entity has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Buyer has made no claims, and no claims are contemplated to be made, under its errors and omissions insurance or blanket bond.

(j)           To Buyer’s Knowledge, there is no pending or threatened Litigation against any Buyer Entity with respect to the Assets that any Buyer Entity owns, uses or occupies or has the right to use or occupy, including without limitation a pending or threatened taking of any of such real property by eminent domain.

(k)          The Assets of the Buyer Entities include all material Assets used to operate the business of the Buyer Entities as presently conducted.

6.13	Community Reinvestment Act Compliance.

Each of the Buyer Entities that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed exam, and Buyer has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which, an executive officer of Buyer in good faith believes, would reasonably be expected to result in any such Buyer Entity having its current rating lowered.

6.14	Intellectual Property.

Each Buyer Entity owns or has a license to use all of the Intellectual Property used by such Buyer Entity in the course of its business, which are all set forth in Section 6.14 of the Buyer Disclosure Memorandum. Each Buyer Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Buyer Entity in connection with such Buyer Entity’s business operations, and such Buyer Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Buyer Entity is in material Default under any of its Intellectual Property licenses. No Litigation is pending or to the Knowledge of Buyer threatened, against any Buyer Entity which challenges the rights of any Buyer Entity with respect to Intellectual Property used, sold or licensed by such Buyer Entity in the course of its business. The conduct of the business of the Buyer Entities does not infringe any Intellectual Property of any other person in any material respect. No Buyer Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Buyer has no Contracts with its directors, officers, or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to a Buyer Entity or to keep confidential any trade secrets, proprietary data, customer information or other business information of a Buyer Entity, and to the reasonable Knowledge of Buyer, (1) no such officer, director or employee is party to any Contract with any Person other than a Buyer Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Buyer Entity or to keep confidential any trade secrets, proprietary data, customer information or other business information of any Person other than a Buyer Entity, and (2) no officer, director or employee of any Buyer Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any provider of financial services, including any Buyer Entity.

6.15	Environmental Matters.

(a)          Each Buyer Entity (and Buyer in respect of its operation of its Participation Facilities and its Operating Properties) is, and for the past five years has been, in material compliance with all applicable Environmental Laws.

(b)          There is no Litigation pending or, to Buyer’s Knowledge, threatened before any Governmental Authority in which any Buyer Entity (or Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, is reasonably likely to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities.

(c)          To Buyer’s Knowledge, during the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except for releases, discharges, spillages or disposals which do not constitute a Buyer Material Adverse Effect. Prior to the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, to Buyer’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except for releases, discharges, spillages or disposals which do not constitute a Buyer Material Adverse Effect.

6.16	Compliance with Laws.

Buyer is a registered bank holding company under the BHC Act. The deposit accounts of each Buyer Entity that is a depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Buyer, threatened. None of the deposits of any Buyer Entity is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2). Each Buyer Entity has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which do not constitute a Buyer Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which do not constitute a Buyer Material Adverse Effect.

None of the Buyer Entities:

(a)          is in Default under any of the provisions of its Articles of Incorporation or Bylaws;

(b)          is in violation any Laws or Orders or Permits applicable to its business or employees conducting its business, other than violations that do not constitute a Buyer Material Adverse Effect; or

(c)          To Buyer’s Knowledge, has received any notification or communication from any Governmental Authority (i) asserting that any Buyer Entity is not, or may not be, in compliance with any Laws or Orders where such noncompliance constitutes a Buyer Material Adverse Effect, (ii) threatening to revoke any material Permits, or (iii) requiring or threatening to require any Buyer Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, in each case, which restricts materially the conduct of its business or in any manner relates to its employment decisions, its employment or safety policies or practices, its capital adequacy, its credit or reserve policies, its hiring or compensation of management or the payment of dividends.

6.17	Labor Relations.

(a)          There is no strike, slowdown, lockout or other labor dispute involving any Buyer Entity pending or, to Buyer’s Knowledge, threatened and (ii) to Buyer’s Knowledge, there is no pending attempt by any Buyer Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Buyer Entity.

(b)          No Buyer Entity is a party to any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; and to the Knowledge of Buyer, there are no complaints or charges of discrimination, which have been asserted against any Buyer Entity now pending before any Governmental Authority, including but not limited to the U.S. Equal Employment Opportunity Commission and DOL, relating to employees or employment practices that would result in a Buyer Material Adverse Effect. To Buyer’s Knowledge, each individual who renders services to Buyer or any of its Subsidiaries who is classified by Buyer or such Subsidiary, as applicable, as having the status of an independent contractor, consultant or other non-employee status for purposes of Taxes and Tax Returns under Buyer Benefit Plans is properly so characterized.

(c)          To Buyer’s Knowledge, all of the employees of each Buyer Entity employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

6.18	Employee Benefit Plans.

(a)          Buyer has disclosed in Section 6.18(a) of the Buyer Disclosure Memorandum, each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Buyer Entity or ERISA Affiliate thereof, or for which any Buyer Entity or ERISA Affiliate has or reasonably could have any obligation or Liability (collectively, the “Buyer Benefit Plans”). Any of the Buyer Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Buyer ERISA Plan.”

(b)          Except as disclosed in Section 6.18(b) of the Buyer Disclosure Memorandum, each Buyer Benefit Plan is in material compliance with the terms of such Buyer Benefit Plan and the applicable requirements of the Code, ERISA, and any other applicable Laws. Each Buyer ERISA Plan which is intended to be qualified under Section 401(a) of the Code (i) has received a current, favorable determination letter from the IRS that is still in effect and applies to the Buyer ERISA Plan as amended and as administered or, (ii) within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Buyer ERISA Plan as amended and as administered, or (iii) is maintained pursuant to a prototype or volume submitter document and is fully entitled to rely upon the opinion or advisory letter issued by the IRS to the sponsor of the prototype or volume submitter plan documents. Buyer is not aware of any circumstances that could reasonably result in the revocation of or the inability to rely upon any such favorable determination, opinion, or advisory letter. Buyer has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Buyer Benefit Plan with applicable Laws. No Buyer Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has previously been audited by a Governmental Authority resulting in a determination that the Buyer Benefit Plan failed to comply with applicable Laws.

(c)          There has been no material oral or written representation or communication with respect to any aspect of the Buyer Benefit Plans made to employees of the Buyer which is not in accordance with the written terms and provisions of such plans. Except as disclosed in Section 6.18(c) of the Buyer Disclosure Memorandum, neither the Buyer nor, to the Knowledge of Buyer, any administrator or fiduciary of any Buyer Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA. To the Knowledge of Buyer, (i) there are no unresolved claims or disputes under the terms of, or in connection with, the Buyer Benefit Plans other than claims for benefits which are payable in the ordinary course of business, and (ii) no Litigation has been commenced with respect to any Buyer Benefit Plan.

(d)          All Buyer Benefit Plan documents and annual reports or returns, audited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Buyer Benefit Plans are correct and complete and have been timely filed with the IRS or the DOL to the extent filing is required. Summary plan descriptions, any material modifications thereto, and summary annual reports have been distributed to participants of the Buyer Benefit Plans (to the extent required by Law), and there have been no changes in the information set forth therein that have not been timely disclosed pursuant to applicable Law.

(e)          To Buyer’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Buyer Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(f)           Buyer and its ERISA Affiliates do not and have never sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to (i) a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j); (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3) or (iii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)). Buyer and its ERISA Affiliates have not incurred and there are no circumstances under which they could reasonably incur any liability under Title IV of ERISA or Section 412 of the Code.

(g)          No Buyer Entity has any Liability for retiree health and life benefits under any of the Buyer Benefit Plans except for required continued coverage to the extent provided under Part 6 of Title I of ERISA or Code Section 4980B or similar state Law. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Buyer Benefit Plan, and no circumstance exists which could give rise to such Taxes.

(h)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any current or former director, employee, officer or consultant of any Buyer Entity from any Buyer Entity under any Buyer Benefit Plan, (ii) increase the amount or value of any payments or benefits payable to any current or former director, employee, officer or consultant of any Buyer Entity from any Buyer Entity under any Buyer Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any payments or benefits payable to any current or former director, employee, officer or consultant of any Buyer Entity from any Buyer Entity under any Buyer Benefit Plan, or (iv) result in any limitation on the right of Buyer Entity to amend, merge, terminate or receive a reversion of assets from any Buyer Benefit Plan or related trust.

(i)           The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Buyer Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Buyer Financial Statements to the extent required by and in accordance with GAAP.

(j)           All individuals who participate in a Buyer Benefit Plan pursuant to the terms of such Buyer Benefit Plan are in fact eligible to participate in such Buyer Benefit Plan. All individuals participating in (or eligible to participate in) any Buyer Benefit Plan are common law employees or former employees of a Buyer Entity or directors or former directors of a Buyer Entity.

(k)          There is no vesting of benefits and no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned life insurance split dollar life insurance or similar arrangement or Contract, and the Surviving Company shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such Contracts as Buyer presently hold.

(l)           Each Buyer Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) complies and, at all times after December 31, 2008 has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS. No compensation payable by any Buyer Entity has been reportable as nonqualified deferred compensation in the gross income of any individual or entity and subject to additional Taxes as a result of the operation of Section 409A of the Code. No assets set aside for the payment of benefits under any “nonqualified deferred compensation plan” are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

6.19	Material Contracts.

As of the date hereof, none of the Buyer Entities is a party to (i) any employment, severance, termination, consulting, or retirement Contract providing for future aggregate payments to any Person in any calendar year in excess of $100,000, (ii) any Contract relating to the borrowing of money by any Buyer Entity or the guarantee by any Buyer Entity of any such obligation (for the avoidance of doubt, Contracts relating to the borrowing of money exclude Contracts evidencing deposit liabilities, purchases of federal funds repurchase agreements, fully-secured by the United States government and government agency securities, and Federal Home Loan Bank advances of depository institution Subsidiaries incurred in the ordinary course of Buyer’s business, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Buyer’s business), (iii) any Contract which prohibits, limits or restricts any Buyer Entity or any personnel of a Buyer Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract relating to the purchase or sale of any goods or services involving future payments by any Buyer Entity under any individual Contract not in excess of $100,000 (other than Contracts entered into in the ordinary course of business and), (v) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet, (vi) to the reasonable Knowledge of Buyer, any material Contract that would be terminable other than by a Buyer Entity or any Contract under which a material payment obligation of a Buyer Entity (or any successor(s) thereto) would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events) and (vii) any Contract that contains any (A) exclusive dealing obligation on the part of such Buyer Entity, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees on the part of such Buyer Entity, (C) “most favored nation” or similar provision granted by any Buyer Entity or (D) provision whereby any Buyer Entity grants any right of first refusal or right of first offer or similar right in respect of the Assets ((i)-(vii), together with all Contracts referred to in Section 6.14, the “Buyer Contracts”). With respect to each Buyer Contract: (A) the Contract is valid and binding on the Buyer Entity to the extent such Buyer Entity is a party thereto; (B) the Contract is in full force and effect; (C) no Buyer Entity is in Default thereunder in any material respect; and (D) to Buyer’s Knowledge, no other party to any such Contract is in Default in any material respect thereunder.

6.20	Privacy of Customer Information.

Bank First National’s collection and privacy practices comply in all material respects with Bank First National’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy Laws.

6.21	Legal Proceedings.

There is no material Litigation instituted or pending or, to the Knowledge of Buyer, threatened against any Buyer Entity, or against any director, officer, employee or agent of any Buyer Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Buyer Entity or Employee Benefit Plan of any Buyer Entity, nor are there any material Orders outstanding against any Buyer Entity (other than Orders of general application).

6.22	Reports.

Since January 1, 2014, each Buyer Entity has timely filed all material reports and statements, together with any material amendments required to be made with respect thereto, that it was required to file with Governmental Authorities, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports and documents, including the Buyer Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. To Buyer’s Knowledge, as of their respective dates, such reports and documents accurately set forth the information contained therein in all material respects, Other than normal examinations conducted by a Governmental Authority in the ordinary course of business of Buyer Entities, no Governmental Authority has notified any Buyer Entity that it has initiated or has pending any Litigation or, to Buyer’s Knowledge, threatened Litigation of any Buyer Entity since January 1, 2014. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of any Buyer Entity.

6.23	Loans to Executive Officers and Directors.

Buyer has not, since December 31, 2014, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or Executive Officer (or equivalent thereof) of any Buyer Entity, except as permitted by FRB Regulation O and that have been made in material compliance with the provisions of Regulation O. Section 6.23 of the Buyer Disclosure Memorandum identifies any loan or extension of credit maintained by Buyer to which Regulation O applies.

6.24	Statements True and Correct.

(a)          None of the information supplied or to be supplied by any Buyer Entity for inclusion in the Proxy Statement to be mailed to Seller’s shareholders in connection with the Seller’s Shareholders’ Meeting will, when first mailed to the Seller’s shareholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, at the time of the Seller’s Shareholders’ Meeting, be false or misleading with respect to any material fact.

(b)          All documents that any Buyer Entity is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law. None of the information supplied or to be supplied by any Buyer Entity to Seller for inclusion in any documents filed with a Governmental Authority in connection with the transactions contemplated hereby will be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.25	Regulatory Matters.

(a)          To the Knowledge of Buyer, no Buyer Entity has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Governmental Authorities referred to in Section 10.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section. Bank First National is an “eligible bank” as defined in 12 C.F.R. §5.3(g).

(b)          No Buyer Entity is subject to any written agreement, memorandum, order or decree with or by any Governmental Authority, nor has any Buyer Entity been advised by any Governmental Authority that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

6.26	Trust Business.

Each Buyer Entity has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations, except for instances of noncompliance that have not had a Buyer Material Adverse Effect.

6.27	Investment Management and Related Activities.

To the Knowledge of Buyer, no Buyer Entity or any of its respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

6.28	Investment Securities.

(a)          Each of Buyer and its Subsidiaries has valid title to all equity securities owned by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with past practices to secure obligations of Buyer or any of its Subsidiaries. Such securities are valued on the books of Buyer in accordance with GAAP.

(b)          To the Knowledge of Buyer, Buyer and each of its Subsidiaries employs and have acted in compliance in all material respects with investment, securities risk management and other policies, practices and procedures that Buyer believes are prudent and reasonable in the context of such businesses.

(c)          Section 6.28(c) of the Buyer Disclosure Memorandum sets forth as of December 31, 2016, the securities held by Buyer and its Subsidiaries, as well as any purchases or sales of securities between December 31, 2016 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values, fair values and coupon rates, and any gain or loss with respect to any such securities sold during such time period after December 31, 2016. Bank First National does not own any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

6.29	Derivative Instruments.

(a)          All Derivative Transactions, whether entered into for the account of Buyer or any of its Subsidiaries or for the account of a customer of Buyer or any of its Subsidiaries were entered into in the ordinary course of business consistent with past practice. All of such Derivative Transactions are legal, valid and binding obligations of Buyer or one of its Subsidiaries and, to the Knowledge of Buyer, each of the counterparties thereto, and are enforceable against Buyer in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity), and are in full force and effect. To Buyer’s Knowledge, there are no breaches, violations or defaults by any party thereunder which would reasonably be expected to have a Buyer Material Adverse Effect.

(b)          No Derivative Transaction, were it to be a Buyer Bank Loan, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” as such terms are defined by the FDIC’s uniform loan classification standards.

6.30	Disaster Recovery and Business Continuity.

Buyer has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect Buyer’s customers, Assets, or employees. To Buyer’s Knowledge, such program complies in all material respects with the requirements of the Federal Financial Institutions Examination Council and the FDIC.

6.31	Bank Secrecy Act; PATRIOT Act; Anti-Money Laundering.

Buyer or the Buyer Subsidiaries are not operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Part 103), the PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Board of Directors of Buyer has adopted and Buyer has implemented an anti-money laundering program that meets the requirements of Sections 326 and 352 of the PATRIOT Act in all material respects.

6.32	Minute Books and Records.

To the Knowledge of Buyer, minute books for each Buyer Entity are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors).

6.33	Shareholders.

Except as set forth in Section 6.33 of the Buyer Disclosure Memorandum, as of the date hereof, no single shareholder holds in excess of five percent (5%) of the capital stock of the Buyer.

6.34	No Further Representations.

Except for the representations and warranties specifically set forth in Article 6 of this Agreement, neither Buyer nor any of its Affiliates or Representatives on behalf of Buyer, nor any other Person on behalf of Buyer, makes or shall be deemed to make any representation or warranty to Seller, express or implied, at law or in equity, in connection with the transactions contemplated hereby, and Buyer hereby disclaims any such representation or warranty whether by Buyer or any of its officers, directors, employees, agents, or representatives on behalf of Buyer, or any other person on behalf of Buyer.

Article 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1	Affirmative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer (which shall not be unreasonably withheld) shall have been obtained, and except as otherwise required by applicable Law or expressly contemplated herein, Seller shall, and shall cause each Seller Entity to:

(a)          operate its business only in the usual, regular and ordinary course (materially consistent with all requirements of Governmental Authorities) in all material respects (“Continued Business Operations”); provided, that (i) Seller may consult with Buyer and its Representatives in order to maintain the continuity of Continued Business Operations, (ii) any such consultations shall be made at the discretion of Seller and (iii) all business decisions with regard to Continued Business Operations shall be made in the sole discretion of Seller; provided further, that it is the intent of the Parties that in no circumstance by reason of this Agreement shall Buyer be deemed to control, directly or indirectly, any Seller Entity, and that Buyer shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of any Seller Entity;

(b)          utilize its commercially reasonable efforts to preserve intact its business organization and Assets and to maintain its rights and franchises and its customer relationships;

(c)          take no action which would materially (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in Section 10.2(d), or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement;

(d)          reasonably cooperate with Buyer and its Representatives to facilitate the conversion of systems and internal controls and to train Seller and First National Bank employees in the policies, methods and practices utilized by Buyer and Bank First National; provided, however, that, in each case, such cooperation shall not unduly interrupt any Seller Entity’s operation of its normal course of business;

(e)          reasonably cooperate with Buyer and its Representatives with respect to any Seller Entity’s actions relative to any offers, sales or transactions involving the OREOs as set forth in Section 5.11(g) of the Seller Disclosure Memorandum that are above $100,000, including, but not limited to, providing Buyer with information concerning any and all offers received by any Seller Entity for sales of such OREOs that are above $100,000;

(f)           reasonably cooperate and authorize its independent auditors and any firm or firms engaged by Seller or First National Bank to assist with internal controls to reasonably cooperate with Buyer, Bank First National and their Representatives to establish mutually acceptable scope and procedures and work product for their services, and to communicate with Buyer and Bank First National with respect thereto; provided, however, that, in each case, such cooperation shall not unduly interrupt any Seller Entity’s operation of its normal course of business. Seller and First National Bank shall consult with, and receive Buyer’s consent to, any engagement of any consultants and the entry into any consulting agreements relating to internal controls;

(g)          reasonably cooperate with Buyer and, subject to Seller’s prior consent (which consent shall not be unreasonably withheld), allow Buyer, Bank First National and their Representatives reasonable access to the senior officers and employees of Seller and First National Bank during normal business hours required to effect any of the foregoing; provided, however, that such access shall not unduly interrupt any Seller Entity’s operation of its normal course of business; and

(h)          utilize its reasonable best efforts to obtain Consents for all Contracts listed in Section 7.1(h) of the Seller Disclosure Memorandum.

7.2	Negative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer (which consent shall not be unreasonably withheld) shall have been obtained, and except as otherwise required by applicable Law or expressly contemplated herein, Seller covenants and agrees that it will not do or agree or commit to do, or permit any Seller Entity to do or agree or commit to do, any of the following:

(a)          amend or waive any provision of the Articles of Incorporation or Bylaws of any Seller Entity;

(b)          incur any additional obligation for borrowed money except in the ordinary course of the business of any Seller Entity consistent with past practices (for the avoidance of doubt, an obligation for borrowed money shall exclude, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by United States government or agency securities);

(c)          repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under any Seller Benefit Plan), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Seller Entity, or declare or pay any dividend or make any other distribution in respect of Seller’s capital stock;

(d)          change the number of authorized shares of its capital stock, or except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Common Stock, any other capital stock of any Seller Entity, any stock appreciation rights, or any option, warrant, or other Equity Right;

(e)          adjust, split, combine or reclassify any capital stock of any Seller Entity;

(f)           acquire any portion of the equity securities, or any material portion of the assets, of any entity or other business organization or division thereof (whether directly or indirectly and whether by merger, sale of stock, reorganization, recapitalization, joint venture or otherwise);

(g)          make any new loans or extensions of credit or renew, extend or renegotiate any existing loans or extensions of credit (i) to any “insider” or to any of its affiliates as that term is defined in Regulation O, (ii) that are unsecured, in excess of $25,000, or (iii) that are secured, in excess of $300,000, provided, that this restriction shall not apply to the loans that have been approved but not yet funded that are set forth in Section 7.2(g) of the Seller Disclosure Memorandum; provided further, that Buyer shall be deemed to have consented to such extension or renegotiation of credit if Buyer does not object within a review period of two (2) business days following the date of delivery of notice of such transaction by Seller to Buyer, provided further, that such review period shall be extended to three (3) business days if such credit is in an amount in excess of $2,500,000;

(h)          (1) purchase or sell (except for sales of single family residential first mortgage loans originated and sold on customary terms in the ordinary course of Seller’s or First National Bank’s business) any whole loans, leases, mortgages or any loan participations or agented credits or other interests therein other than in the ordinary course of business, or (2) renew or renegotiate any loans or credits that are classified or special mentioned or take any similar actions with respect to collateral held with respect to debts previously contracted or other real estate owned, except pursuant to safe and sound banking practices and with prior disclosure to Bank First National; provided, however, that First National Bank may, without the prior notice to or written consent of Bank First National, renew or extend existing credits of less than $100,000 in principal amount on substantially similar terms and conditions as present at the time such credit was made or last extended, renewed or modified, for a period not to exceed the duration of the most recent term of such credit and at rates not less than market rates for comparable credits and transactions and without any release of any collateral, except as First National Bank is presently obligated under existing written agreements kept as part of First National Bank’s official records;

(i)           grant any increase in compensation or benefits to the employees or officers of any Seller Entity, except as required by Law, Contract or Seller Benefit Plan and for merit based salary increases not to exceed three percent (3%) of any employee’s previous salary or wages; pay any severance or termination pay or any bonus, except as required by Law, Contract or Seller Benefit Plan; enter into or amend any severance agreements with officers of any Seller Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Seller Entity or waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights;

(j)           hire any officers or employees with an annual salary that exceeds $75,000;

(k)          enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(l)           adopt any new Employee Benefit Plan to be sponsored by any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing Seller Benefit Plans other than any such change that is required by Law or that, as described in written advice from Seller's counsel or advisors, is necessary or advisable to maintain the tax qualified status of any such Seller Benefit Plan, or make any distributions from such Seller Benefit Plans, except as required by Law, the terms of such Seller Benefit Plans or consistent with past practice;

(m)         except for the branches located in Childress, Texas, make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(n)          (i) enter into any new line of business or introduce any new products other than First National Bank’s planned introduction of a mobile banking product; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; or (iii) make any material changes in its policies with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Seller Bank Loans or hedging practices;

(o)          sell or otherwise dispose of any Asset of Seller or of any Seller Entity other than in the ordinary course of business consistent with past practice or subject any Asset of Seller or of any Seller Entity to a lien, pledge, security interest or other encumbrance other than in the ordinary course of business consistent with past practice;

(p)          make any capital expenditures, other than (i) expenditures made in the ordinary course of business, (ii) pursuant to binding commitments existing on the date hereof and (iii) expenditures necessary to maintain existing assets in good repair, which capital expenditures in no event shall exceed $50,000;

(q)          take any action which would result in any of the representations and warranties of Seller set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article 10 hereof not being satisfied, except where such action does not constitute a Seller Material Adverse Effect;

(r)          make any material change in any Tax or accounting methods or systems of internal accounting controls;

(s)          commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any Seller Entity for money damages exceeding $250,000 or material restrictions upon the operations of any Seller Entity;

(t)          make any offers, sales or transactions involving the OREOs as set forth in Section 5.11(g) of the Seller Disclosure Memorandum that are above $100,000; or

(u)          except in the ordinary course of business consistent with past practice and the Seller’s policies, enter into, modify, amend or terminate any material Contract of the type described in Section 6.19 (other than any loan Contract) or waive, release, compromise or assign any material rights or claims under any such material Contract.

7.3	Covenants of Buyer.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Seller (which shall not be unreasonably withheld) shall have been obtained, and except as otherwise required by applicable Law or expressly contemplated herein, Merger Sub and Buyer covenant and agree to:

(a)           operate its business only in the usual, regular and ordinary course (materially consistent with all requirements of Governmental Authorities) in all material respects; provided, that the foregoing shall not prevent any Buyer Entity from acquiring any Assets, companies or other businesses or from discontinuing or disposing of any of its Assets or businesses if such action is, in the reasonable judgment of Buyer, desirable in the conduct of the business of the Buyer Entities and if such actions will not delay the Effective Time or hinder consummation of the Merger and the other transactions contemplated by this Agreement;

(b)          take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in Section 10.3(d), or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; and

(c)          utilize its reasonable best efforts to obtain Consents for all Contracts listed in Section 7.3 of the Buyer Disclosure Memorandum.

7.4	Reports.

Each Party and its Subsidiaries shall file all reports required to be filed by it with Governmental Authorities between the date of this Agreement and the Effective Time and, to the extent permitted by Law, shall deliver to the other Parties copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with any Governmental Authority, such financial statements will have been prepared in accordance with GAAP. In addition, as soon as reasonably practicable, each Party shall deliver to the other Parties the unaudited consolidated balance sheet (including related notes and schedules, if any) of such Party for the quarter ended June 30, 2017, and the related statements of income, comprehensive income, shareholders’ equity and cash flows (including related notes and schedules, if any) for the quarter ended June 30, 2017.

Article 8

ADDITIONAL AGREEMENTS

8.1	Proxy Statement; Shareholder Approval.

(a)          In connection with the Shareholders’ Meeting, Seller shall prepare a Proxy Statement and mail such Proxy Statement to Seller’s shareholders, and the Parties shall each cooperate in the preparation of such document and shall furnish all information as may reasonably be requested by Seller in connection with such action.

(b)          Seller shall duly call, give notice of, convene and hold a Shareholders’ Meeting, to be held as soon as reasonably practicable after the date hereof, on a date reasonably acceptable to Buyer, for the purpose of voting upon approval and adoption of this Agreement and the Merger (“Seller Shareholder Approval”) and such other related matters as Seller deems appropriate and shall, subject to the provisions of Section 8.4, through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement and the Merger and use its reasonable efforts to obtain such Seller Shareholder Approval.

8.2	Exemption from Securities Registration.

Buyer shall cause the issuance of the shares of Buyer Common Stock to the Reg D Holders under Article 3 of this Agreement to be exempt from registration under Section 4(2) of, and Regulation D promulgated under, the Securities Act, including, but not limited to, by providing all information that must be included in the Proxy Statement under Rule 506 of Regulation D. Seller shall cooperate with Buyer in connection therewith.

8.3	Other Offers, Etc.

(a)          Seller agrees that no Seller Entity shall, nor shall it authorize or knowingly permit any of its Subsidiaries or their respective officers, directors, employees or Representatives to, directly or indirectly (i) solicit, initiate or knowingly induce the making, submission, negotiation or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or knowingly furnish to any Person any nonpublic information with respect to, or take any other action intended to facilitate the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 8.4 effect a Change in Seller Recommendation, or (iv) enter into any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction.

(b)          Seller and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use commercially reasonable efforts to exercise their respective rights under any confidentiality or similar or related agreement relating to any Acquisition Proposal as such exercise is reasonably prudent in light of the circumstances at the time.

8.4	Certain Actions.

(a)          Notwithstanding Section 8.3 or any other provision of this Agreement, if at any time following the date of this Agreement and prior to receipt of the Seller Shareholder Approval, (i) Seller or any its Subsidiaries or Representatives receives an unsolicited, bona fide written Acquisition Proposal from any Person, which Acquisition Proposal did not result from any breach of Section 8.3, and (ii) Seller’s Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to become a Superior Proposal, and Seller’s Board of Directors determines in good faith after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then Seller’s Board of Directors, directly or indirectly through any Subsidiary or Representative, may, subject to compliance with Section 8.4(c) and prior to receipt of the Seller Shareholder Approval, (1) thereafter furnish to such Person non-public information relating to any Seller Entity pursuant to an executed confidentiality agreement that is no less restrictive than the Confidentiality Agreement, and (2) engage or otherwise participate in negotiations or discussions with such Person that has made (and not withdrawn) such Acquisition Proposal. The Seller Entities shall use their reasonable best efforts to provide any competitively sensitive non-public information to any competitor in connection with the actions permitted by this Section 8.4, only in accordance with “clean room” or other similar procedures, intended to limit any adverse effect of the sharing of such information regarding the Seller Entities.

(b)          Seller’s Board of Directors shall not take any of the actions referred to in clauses (1) or (2) of Section 8.4(a) unless Seller shall have delivered to Buyer a prior written notice (no less than twenty-four (24) hours in advance) advising Buyer that Seller intends to take such action. Seller shall notify Buyer promptly (but in no event later than twenty-four (24) hours) after it becomes aware of receipt by it (or any of its Affiliates or Representative) of any Acquisition Proposal. Such notice shall include (i) a written detailed summary of the material terms and conditions of any such Acquisition Proposal, indication or request not made in writing (including any material updates, revisions or supplements thereto) provided to any Seller Entity or any Subsidiary or Representative of Seller (including any financing commitments or similar materials relating thereto) and (ii) the identity of the Person making such Acquisition Proposal. Seller shall keep Buyer reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours of the occurrence thereof), of the status and material terms of any such Acquisition Proposal, indication or request, including any significant developments, discussions or negotiations regarding any Acquisition Proposal. Seller shall simultaneously provide Buyer with a list of any non-public information concerning the Seller Entities’ business, present or future performance, financial condition or results of operations that Seller provided to any third party in connection with discussions concerning an Acquisition Proposal and, to the extent such information has not been previously provided to Buyer, copies of such information. Seller agrees that it will not, and will not permit any Seller Entity to, enter into any confidentiality agreement or other Contract with any Person subsequent to the date hereof which prohibits Seller from complying with its obligations under this Section 8.4.

(c)          Notwithstanding anything in Section 8.3, Seller’s Board of Directors may (i) in response to an Acquisition Proposal made after the date hereof and prior to receipt of the Seller Shareholder Approval that did not result from a breach of Section 8.3(a)(i), effect a Change in Seller Recommendation, if Seller’s Board of Directors determines in good faith, after consulting with outside legal counsel and its financial advisor, that (1) failure to take such action would be inconsistent with, or a breach or violation of, the directors’ fiduciary duties under applicable Laws and (2) such Acquisition Proposal constitutes a Superior Proposal; and (ii) in response to an Acquisition Proposal made after the date hereof and prior to receipt of the Seller Shareholder Approval that did not result from a breach of Section 8.3(a)(i), cause or permit Seller to terminate this Agreement pursuant to Section 11.1(e) and, in connection with such termination, authorize, adopt, approve, recommend or declare advisable such Superior Proposal, and cause or permit any Seller Entity to enter into an Acquisition Agreement with respect to such Acquisition Transaction, if Seller’s Board of Directors determines in good faith, after consulting with outside legal counsel and its financial advisor, that (A) failure to take such action would be inconsistent with, or a breach or violation of, the directors’ fiduciary duties under applicable Laws and (B) such Acquisition Proposal constitutes a Superior Proposal; provided, however, that prior to affecting any Change in Seller Recommendation and/or termination of this Agreement pursuant to Section 11.1(e), (w) Seller has given notice to Buyer, in writing, at least five (5) business days (the “Notice Period”) before taking such action, of its intention to take such action with respect to an Acquisition Proposal, which notice shall state expressly that Seller has received an Acquisition Proposal that Seller’s Board of Directors intends to declare a Superior Proposal and that Seller’s Board of Directors intends to make a Change in Seller Recommendation and/or Seller intends to enter into an Acquisition Agreement with respect thereto; (x) Seller attaches to such notice a written detailed summary of the material terms of the Superior Proposal, including any financing commitments relating thereto (which version shall be updated on a prompt basis); (y) after providing such notice and prior to terminating this Agreement pursuant to Section 11.1(e), Seller shall have, and shall have caused its Subsidiaries and Representatives to, during the Notice Period, negotiate with Buyer in good faith to make such adjustments in the terms and conditions of this Agreement as would permit Seller not to effect a Change in Seller Recommendation or terminate this Agreement pursuant to Section 11.1(e); (z) following the end of such Notice Period, Seller’s Board of Directors shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Buyer, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, that, in the event of any material revisions to the Acquisition Proposal that Seller’s Board of Directors has determined to be a Superior Proposal, Seller shall be required to deliver a new written notice to Buyer and to comply with the requirements of this Section 8.4(c)(ii)(B)(w)-(z) de novo.

8.5	Consents of Governmental Authorities.

The Parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all Governmental Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Governmental Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Governmental Authority whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

8.6	Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 10; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

8.7	Filings with State Offices.

Upon the terms and subject to the conditions of this Agreement, Seller and Merger Sub shall execute and file the Articles of Merger and such other documents as may be required to give effect to the Merger and other transactions contemplated in this Agreement with the Department of Financial Institutions of the State of Wisconsin in connection with the Closing on the Closing Date.

8.8	Investigation and Confidentiality.

(a)          Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party or its Representative to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of its financial, Tax and legal condition as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby, shall not interfere unnecessarily with normal operations, and shall be conducted during normal business hours. No investigation by any Party shall affect the ability of the other Parties to rely on the representations and warranties of such Party. Between the date hereof and the Effective Time, subject to the other Party’s prior written consent (which consent shall not be unreasonably withheld), each Party shall permit the other Party’s senior officers, outside counsel and independent auditors to meet with the senior officers of such Party, including officers responsible for financial statements, internal controls and disclosure controls and procedures, to discuss such matters.

(b)          In addition to the Parties’ respective obligations under the Confidentiality Agreement, which are hereby reaffirmed and adopted, and incorporated by reference herein, each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly destroy or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c)          Seller shall use its reasonable efforts to exercise, and to not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Seller to preserve the confidentiality of the information relating to the Seller Entities provided to such Persons and their Affiliates and Representatives.

(d)          Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which may constitute a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

8.9	Press Releases.

Prior to the Effective Time, Seller and Buyer shall obtain the other party’s written consent prior to releasing any press release or other public announcement related to this Agreement or any other negotiation or transaction contemplated hereby; provided, that nothing in this Section 8.9 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary in order to satisfy such Party’s disclosure obligations imposed by Law.

8.10	State Takeover Laws.

If any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws shall become applicable to the transactions contemplated by this Agreement, then Seller and the Board of Directors of Seller shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or similar Law on the transactions contemplated hereby.

8.11	Employee Benefits and Contracts; Directors.

(a)          Following the Effective Time, Buyer shall provide to officers and employees of the Seller Entities who continue employment with Buyer after the Effective Time employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Buyer Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Buyer Entities to their similarly situated officers and employees. For purposes of participation, vesting and (except in the case of Buyer retirement plans) benefit accrual under Buyer’s employee benefit plans, the service of the employees of the Seller Entities prior to the Effective Time shall be treated as service with a Buyer Entity for purposes of participating in any similar employee benefit plans sponsored or maintained by Buyer, provided however, that no duplication of benefits shall occur. Subject to Section 8.11(b), Buyer also shall cause the Surviving Subsidiary to honor, in accordance with their terms, all employment, severance, consulting and other compensation Contracts disclosed in Section 8.11(a) of the Seller Disclosure Memorandum between any Seller Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Seller Benefit Plans.

(b)          Nothing in this Agreement (i) shall require Buyer or any Buyer Entity to continue to employ or make an offer of employment to any particular employee of Seller or any Seller Entity following the Effective Time, except for those officers of Seller listed on Section 8.11(b) of the Buyer Disclosure Memorandum, or (ii) subject to Section 8.11(a), shall be construed to prohibit any Buyer Entity from amending or terminating any Seller Benefit Plan. Except as set forth in Section 12.14 hereof, no provisions of this Agreement shall create any third party beneficiary rights in any employee of any Seller Entity, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee of any Seller Entity by Buyer, Buyer Entity, or any of their Affiliates or under any benefit plan which any of them may maintain, or otherwise. No provision of this Agreement shall operate as an amendment to any benefit plan maintained by any Buyer Entity or Seller Entity.

(c)          Each Non-Offer Employee shall be paid by Buyer immediately following such Person’s separation from employment by Seller or Buyer, as applicable, as severance, an amount equal to the amount as described in the Buyer Severance Policy, the form and substance of such Policy shall be subject to the review and reasonable approval of Seller before the Closing Date.

(d)          If employees of any Seller Entity become eligible to participate in a medical, dental or other health plan of a Buyer Entity upon a date other than the last day of the plan year of the corresponding medical, dental or other health plan of the Seller Entity, the Buyer Entity shall cause each such plan of the Buyer Entity to: (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, dental or other health plan of the Buyer Entity, (ii) provide full credit under such plan for any deductible, co-payment and out-of-pocket expenses incurred by the employees of the Seller Entity and their beneficiaries during the portion of the plan year of the applicable medical, dental or other health plan of the Seller Entity prior to such participation in such plan of the Buyer Entity; and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee, in each case to the extent such employee had satisfied any similar limitation or requirement under the corresponding plan of the Seller Entity.

(e)          Seller shall take all actions necessary (including providing notice to third-party insurers, service providers and participants) to terminate each Seller Benefit Plan (including the First National Bank Salary Savings and Employee Stock Ownership Plan (the “Seller ESOP Plan”), subject to Section 8.11(f)) contingent upon Closing of the transactions contemplated by this Agreement, with such terminations effective no later than the day preceding the Closing Date. No later than the date immediately prior to the Closing Date, Seller shall provide Buyer with evidence that the Board of Directors of Seller has terminated each such Seller Benefit Plan, as requested by Buyer, pursuant to resolutions of the Board of Directors of Seller with such terminations being effective as of no later than the day immediately preceding the Closing Date. The form and substance of such resolutions shall be subject to the review and reasonable approval of Buyer.

(f)           In connection with Seller’s termination of the Seller ESOP Plan pursuant to Section 8.11(e):

(i)          Buyer agrees to pay to the Seller ESOP Plan, in cash and on the Closing Date, the entire amount of the total repayments of the Seller Note allocable to the shares of Seller Common Stock held in the Seller ESOP Plan (rounded to the nearest cent), which shall be $97,037.74 (the “ESOP Plan Payment”); and

(ii)         In consideration for Buyer making the ESOP Plan Payment on the Closing Date, Seller agrees to assign to Buyer the right to collect from the payments to be received with respect to the Seller Note in an amount equal to the ESOP Plan Payment grossed-up with a five-year annual compound interest rate of twelve percent (12%) (rounded to the nearest cent), which shall be $171,013.65 (the “Buyer ESOP Payment”).

8.12	D&O Indemnification.

(a)          Buyer shall indemnify, defend and hold harmless the present and former directors, officers and employees of the Seller Entities (each, an “Indemnified Party”) against all Liabilities arising from any actions, claims or matters first brought or made within six (6) years after the Effective Time (and for so long thereafter as any such actions, claims or matters remain active or in existence) that relate to any actual or alleged actions, errors or omissions arising out of or related to the Indemnified Party’s position, service or services as directors, officers or employees of any Seller Entities or, at Seller’s request, of another corporation, partnership, joint venture, trust or other enterprise, occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the WBCL and by any Seller Entity’s Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Company is required to effectuate any indemnification, the Surviving Company shall direct, at the election of the Indemnified Party that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.

(b)          At or prior to the Effective Time, Buyer shall (and Seller shall cooperate prior to the Effective Time in these efforts) purchase a non-rescindable extended reporting period for Seller’s existing primary and excess directors and officers and fiduciary liability insurance coverage with a duration of (6) years after the Effective Time (provided, that Buyer may, with the written consent of Seller prior to the Effective Time, substitute therefore any other policy or policies) with respect to claims arising from wrongful acts, facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Buyer shall not be obligated to make aggregate annual premium payments for such six-year period in respect of such insurance coverage (or any replacement coverage) which exceed 200% of the annual premium payments on Seller’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer shall use its reasonable efforts to maintain the most advantageous policies of directors and officers and fiduciary liability insurance obtainable for a premium equal to the Maximum Amount. For the avoidance of doubt, Buyer shall be responsible for any and all amounts that the applicable Indemnified Party would otherwise incur due to the application of any deductible or retention amount in connection with such directors and officers and fiduciary liability insurance.

(c)          Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify Buyer thereof; provided, that failure to provide such notice shall not relieve Buyer of its obligations pursuant to this Section except to the extent such failure materially prejudices Buyer. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefore are received; provided, that Buyer shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) Buyer shall not be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer’s Entities and their respective directors, officers and controlling persons, employees, agents and Representatives; and provided further, that Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)          If Buyer or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 8.12.

(e)          The provisions of this Section 8.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

8.13	Closing Net Worth Calculation.

(a)          Beginning on May 31, 2017, within seven (7) business days of the end of each calendar month, Seller shall prepare a sample calculation of the projected Closing Net Worth as of the end of such calendar month and provide such sample calculation to Buyer for the Parties to discuss in good faith. Not less than seven (7) business days prior to the date originally established as the Closing Date, Seller shall provide Buyer with a calculation of the Closing Net Worth (the “Closing Net Worth Statement”) with such reasonable detail as shall allow Buyer to evaluate the accuracy of such calculation.

(b)          Seller shall afford Buyer and its accountants and attorneys reasonable access and opportunity to review the relevant work papers and documentation used by Seller in calculating the Closing Net Worth and formulating the Closing Net Worth Statement so that the Parties may reach agreement as to the amount of the Closing Net Worth.

(c)          If Buyer objects to any information contained in the Closing Net Worth Statement, Buyer shall deliver to Seller not less than three (3) business days prior to the date originally established as the Closing Date, a notice setting forth the basis for such objection and a statement of what Buyer believes is the correct calculation of the Closing Net Worth with such reasonable detail as shall allow Seller to evaluate the accuracy of such calculation (such a notice, a the “Dispute Notice”).

(d)          If Buyer does not deliver a timely Dispute Notice, or if Buyer notifies the Seller that it agrees with the Closing Net Worth and/or Closing Net Worth Statement, then the Closing Net Worth and Closing Net Worth Statement as delivered to Buyer shall be final and binding on the Parties.

(e)          If Buyer delivers a timely Dispute Notice, first, the Parties will attempt to promptly resolve the matters raised in good faith within fifteen (15) days of the delivery of the Dispute Notice. If after such fifteen (15) day period the dispute regarding the Closing Net Worth is not resolved, either Buyer or Seller may submit the matter to an independent accounting firm agreed upon by the Parties, which, acting as an expert and not an arbitrator, shall determine all disputed portions of the Closing Net Worth calculation in accordance with the terms and conditions of this Agreement within fifteen (15) days after the submission. Buyer and Seller shall each pay half of the fees and expenses of the independent accounting firm (with any fees of the independent accounting firm payable by Seller constituting part of the transaction expenses for purposes of determining the Closing Net Worth), except that the independent accounting firm may assess the full amount of its fees and expenses against the relevant Party if it determines that such Party negotiated the Closing Net Worth in bad faith. The Closing Net Worth, as agreed upon by the Buyer and the Seller and/or determined by the independent accounting firm under this subsection, shall be final and binding upon the Parties.

8.14	Buyer’s and Bank First National’s Board.

Buyer and Bank First National shall take all action necessary to appoint, after consultation with Seller and effective immediately following the Effective Time, one member of the Seller’s Board of Directors as chosen by Buyer to serve a as a director on Bank First National’s board of directors (“Buyer Bank Director”). In addition, Buyer shall take all action necessary to nominate the Buyer Bank Director to the Buyer’s board of directors at the Buyer’s next annual meeting following the Effective Time, including, but not limited to, including the individual as a person nominated as a member of Buyer’s board of directors in the Buyer’s proxy statement for such annual meeting, and recommending to its shareholders to approve the nomination of the Buyer Bank Director to Buyer’s board of directors.

8.15	Delivery of Seller Disclosure Memorandum and Disclosure Supplements.

Each party has delivered to the other party a complete Disclosure Memorandum as of this date of this Agreement. Any fact or item disclosed in any Section each party’s Disclosure Memorandum shall be deemed disclosed in each other Section of each party’s Disclosure Memorandum to which such fact or item may apply so long as (a) such other Section is referenced by applicable cross-reference or (b) it is reasonably apparent that such disclosure is applicable such other Section. Each party’s Disclosure Memorandum is qualified in their entirety by reference to specific provisions of this Agreement. Any fact or item disclosed in a Disclosure Memorandum shall not by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement. References in a Disclosure Memorandum to any Contract, Benefit Plan, Order, instrument, document or legal proceeding are qualified in their entirety by reference to more detailed information in documents attached thereto or previously delivered or made available to the recipient party and its representatives. From time to time prior to the Effective Time, each party will promptly supplement or amend the Disclosure Memorandum delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Memorandum or which is necessary to correct any information in such Disclosure Memorandum which has been rendered materially inaccurate thereby, except for such failures that do not constitute a Seller Material Adverse Effect or a Buyer Material Adverse Effect. No supplement or amendment to such Disclosure Memorandum shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article 10.

8.16	Additional Actions.

If, at any time after the Effective Time, any further deeds, assignments or assurances in law or any other acts are necessary to (i) vest, perfect or confirm, of records or otherwise, in Buyer or Merger Sub their right, title or interest in, to or under any of the rights, properties or assets of any Seller Entity required in further assurance of this Agreement, or (ii) otherwise required in further assurance to carry out the purposes of this Agreement, each Seller Entity shall be deemed to have granted to Buyer or Merger Sub, as applicable, an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or take any other acts as necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Buyer or Merger Sub their right, title or interest in, to or under any of the rights, properties or assets of any Seller Entity required in further assurance of this Agreement or (b) otherwise required in further assurance to carry out the purposes of this Agreement, and the officers and directors of Buyer or Merger Sub, as applicable, are authorized in the name of any Seller Entity to take any and all such action.

Article 9

TAX MATTERS

9.1	S Corporation Status.

(a)          Except to the extent that any transfer of Seller Common Stock takes place pursuant to a Permitted Pledge as defined in the Shareholders Agreement to Preserve S Corporation Status dated as of October 31, 2007, Seller shall not, on or prior to the Closing Date, permit any of the holders of Seller Common Stock to revoke Seller’s election to be Taxed as an “S corporation,” or take or allow any action or fail to take any action that would result in the termination of Seller’s status as a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code, or the termination of any Seller Subsidiary’s status as a ‘‘qualified subchapter S subsidiary’’ within the meaning of Section 1361(b)(3)(B) of the Code.

(b)          If any Tax authority determines or proposes to determine that Seller did not have a valid election in effect under Section 1362(a) of the Code to be treated as an S corporation for the period starting on January 1, 2008 and ending as of the date of this Agreement (without regard to the transfer of Seller Common Stock under this Agreement), Seller, on behalf of the holders of Seller Common Stock, shall cooperate with Buyer, and use commercially reasonable efforts, to obtain from the IRS a waiver of the termination and reinstatement of such S corporation status for such period pursuant to Section 1362(f) or any similar relief available with respect to state and local income taxation. In the event of such a challenge to the S corporation status of Seller, Seller, on behalf of the holders of Seller Common Stock, shall promptly take all reasonable steps pursuant to Section 1362(f)(3) of the Code, and shall make such adjustments as may be required by the IRS pursuant to Section 1362(f)(4) as a condition of obtaining such waiver and reinstating the S corporation status for the applicable period (and any similar adjustments required under analogous state and local Tax provisions. Any reasonable expense incurred by the Seller on or before the Closing Date related to the procuring the waiver and reinstatement of the S status of the Company described above, including the legal, accounting, and Tax costs of taking such steps and of making such adjustments as may be required shall be treated as a transaction expenses in the calculation of the Closing Net Worth, to the extent not previously paid or reflected in the calculation of Closing Net Worth.

(c)          To the extent not filed prior to the Closing Date, Buyer shall prepare and file, or cause to be prepared and filed, all S Corporation Tax Returns of each of the Seller Entities for any Tax period ending on or before the Closing Date in a manner consistent with past practice of the applicable Seller Entity except (i) such S Corporation Tax Returns shall reflect the deduction for any transaction expenses of the type described in Section 5.35 of the Seller Disclosure Memorandum to the extent permitted by applicable Law and (ii) as otherwise required by applicable Law. Buyer will use Wipfli LLP as the paid preparer for any such S Corporation Tax Returns. “S Corporation Tax Return” means any income or franchise Tax Return filed on IRS Form 1120S (or comparable state or local form) pursuant to which the underlying income, expense, loss, gain or similar characteristic is reported, directly or indirectly, on Schedule K-1 (or comparable state or local form) to the shareholders of Seller for the applicable Tax period.

(d)          Buyer will not amend, or permit to be amended, any S Corporation Tax Return of any Seller Entity related to any period ending on or before the Closing Date, except to the extent such amendment is not reasonably expected, after consultation with paid preparer, to adversely impact the shareholders of Seller for the applicable Tax period.

(e)          If an audit, investigation or similar proceeding with respect to any Tax matter shall be commenced, or a claim shall be made, by any Tax authority, with respect to any S Corporation Tax Return of any Seller Entity related to any period ending on or before the Closing Date (a “Tax Proceeding”), Buyer shall cause such Tax Proceeding to be contested in good faith, and shall not settle or compromise such Tax Proceeding unless Buyer believes, after consultation with the paid preparer, that such settlement or compromise is reasonably prudent taking into account the strength of the merits of the underlying claim, the potential impact on the shareholders of the Seller for the applicable Tax period and the cost of further contesting such Tax Proceeding.

(f)           The Merger Consideration (plus other relevant items) shall be allocated among the assets of the Seller Entities for all Tax purposes in a manner consistent with Section 1060 of the Code and in accordance with the procedures set forth in this Section 9.1(f) and the Buyer shall cause all Tax Returns to be filed in a manner consistent with such allocation, except as required pursuant to a final determination as defined in Section 1313 of the Code. For this purpose, the parties stipulate that the fair market value of the assets of the shall be computed to be consistent with the value of such assets in computing Closing Net Worth (as such may be adjusted to account for the accrual of interest, payments, or for acquisition or disposition of any assets, in each case, for the time period between the date of the calculation of the Closing Net Worth and the Closing Date), with any residual amount allocated to goodwill. By way of example, the amount allocated to fixed assets shall be net of depreciation recognized in the calculation of the Closing Net Worth and the amount allocated to loans shall be net of the loan loss reserve.

Article 10

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

10.1	Conditions to Obligations of Each Party.

The respective obligations of each Party under this Agreement to be performed on or after the Closing Date are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 12.6:

(a)          Seller Shareholder Approval. The shareholders of Seller Common Stock shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of Seller’s Articles of Incorporation and Bylaws.

(b)          Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Governmental Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.

(c)          Legal Proceedings. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement.

(d)          Closing Net Worth. The Closing Net Worth shall not be less than $61,200,000.

10.2	Conditions to Obligations of Buyer and Merger Sub.

The obligations of Buyer and Merger Sub under this Agreement to be performed on or after the Closing Date are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 12.6(a):

(a)          Representations and Warranties. For purposes of this Section 10.2(a), the accuracy of the representations and warranties of Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 5.1, 5.2(a), 5.3 and 5.4 shall be true and correct in all respects (except for inaccuracies which are de minimis in amount or that result from changes contemplated by this Agreement). There shall not exist inaccuracies in the other representations and warranties of Seller set forth in this Agreement such that the aggregate effect of such inaccuracies constitute a Seller Material Adverse Effect, except for inaccuracies resulting from changes contemplated by this Agreement; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b)          Performance of Agreements and Covenants. Each and all of the agreements and covenants of Seller to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)          Certificates. Seller shall have delivered to Buyer (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Sections 10.1(a), 10.2(a) and 10.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Seller’s Board of Directors evidencing the authorization of the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

(d)          Regulatory Consents. No Consent obtained from any Governmental Authority which is necessary to consummate the transactions contemplated hereby shall contain any conditions, restrictions or requirements that would, after the Effective Time, constitute a Buyer Material Adverse Effect (after giving effect to the Merger).

(e)          Third Party Consents. Seller shall have obtained, in a form reasonably satisfactory to Buyer, the Consents listed on Section 7.1(h) of the Seller Disclosure Memorandum except for Consents to the assignment of such agreements that Buyer determines prior to the Effective Time to terminate at or following the Effective Time.

(f)           Support Agreements; Director’s Agreements. Upon the execution of this Agreement, (i) each of the directors of Seller that are beneficial owners of any shares of Seller Common Stock as of the date hereof shall have executed and delivered to Buyer the Support Agreements in the form of Exhibit 3 hereto, and (ii) each of the non-officer directors of Seller shall have executed and delivered to Buyer the Director’s Agreements in the form of Exhibit 4 hereto.

(g)          Claims Letters. Each of the directors of Seller shall have executed and delivered to Buyer Claims Letters in the form of Exhibit 5 hereto.

(h)          Seller Material Adverse Effect. There shall not have been any Seller Material Adverse Effect between the date hereof and the Closing Date, and Buyer shall have received a certificate dated as of the Closing Date, signed by Seller, to such effect.

(i)           Approval of 280G Payments. If the execution of this Agreement and the consummation of the transactions contemplated hereby would entitle any Person who is a “disqualified individual” to a “parachute payment” (as such terms are defined in Section 280G of the Code) absent approval by the Seller’s shareholders, then, at least three (3) business days prior to the Closing Date, Seller shall take all necessary actions (including obtaining any required waivers or consents from each disqualified individual) to submit to a shareholder vote, in a manner that satisfies the shareholder approval requirements for exemption under Section 280G(b)(5)(A)(ii) of the Code and the regulations promulgated thereunder, the right of each disqualified individual to receive or retain, as applicable, any payments and benefits to the extent necessary so that no payment or benefit received by such disqualified person shall be deemed a parachute payment. Such vote shall establish the disqualified individual’s right to the payment or benefits. Seller and its shareholders shall be responsible for all liabilities and obligations related to the matters described in this Section 10.2(i), including any claims by disqualified individuals that they are entitled to payment or reimbursement for any related excise taxes. Seller shall provide to Buyer copies of any waivers, consents, and shareholder information statements or disclosures relating to Section 280G and the shareholder vote described in this Section 10.2(i), a reasonable period of time before disseminating such materials to the disqualified individuals and the Seller’s shareholders, and will work with Buyer in good faith regarding any comments provided by Buyer thereto.

10.3	Conditions to Obligations of Seller.

The obligations of Seller under this Agreement to be performed on or after the Closing Date are subject to the satisfaction of the following conditions, unless waived by Seller pursuant to Section 12.6(b):

(a)          Representations and Warranties. For purposes of this Section 10.3(a), the accuracy of the representations and warranties of Buyer and Merger Sub set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 6.1, 6.2(a), 6.3 and 6.4 shall be true and correct in all respects (except for inaccuracies which are de minimis in amount or that result from changes contemplated by this Agreement). There shall not exist inaccuracies in the other representations and warranties of Buyer set forth in this Agreement such that the aggregate effect of such inaccuracies constitute a Buyer Material Adverse Effect, except for such inaccuracies resulting from changes contemplated by this Agreement; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b)          Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer and Merger Sub to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)          Certificates. Buyer shall have delivered to Seller (i) a certificate, dated as of the Effective Time and signed on its behalf and on behalf of Merger Sub, as its sole member, by Buyer’s chief executive officer and its chief financial officer, to the effect that the conditions set forth in Sections 10.3(a) and 10.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer’s Board of Directors evidencing the authorization of the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

(d)          Regulatory Consents. No Consent obtained from any Governmental Authority which is necessary to consummate the transactions contemplated hereby shall contain any conditions, restrictions or requirements that would, after the Effective Time, constitute a Buyer Material Adverse Effect (after giving effect to the Merger).

(e)          Third Party Consents. Buyer shall have obtained, in a form reasonably satisfactory to Buyer, the Consents listed on Section 7.3 of the Buyer Disclosure Memorandum.

(f)           Buyer Material Adverse Effect. There shall not have been any Buyer Material Adverse Effect between the date hereof and the Closing Date, and Buyer shall have received a certificate dated as of the Closing Date, signed by Seller, to such effect.

Article 11

TERMINATION

11.1	Termination.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding receipt of the Seller Shareholder Approval (except as otherwise specified in this Section 11.1):

(a)          by mutual written consent of Buyer and Seller;

(b)          by either Buyer or Seller:

(i)          (A) if the Merger shall not have been consummated on or before December 31, 2017 or such other date as Buyer and Seller agree in writing (the “Outside Date”), or (B) if a vote of the shareholders of Seller is taken and Seller fails to obtain the Seller Shareholder Approval; provided, that, neither Party shall have the right to terminate this Agreement pursuant to this Section 11.1(b)(i) if the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date; or

(ii)         if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order prohibiting any of the transactions contemplated by this Agreement and such Law or Order shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 11.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law or Order in accordance with Sections 8.5 and 8.6.

(c)          by Buyer if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure to satisfy any of the conditions set forth in Section 10.2(a) or (b) (a “Seller Terminating Breach”) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date or (2) thirty (30) days after the giving of written notice to Seller of such breach or failure; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 11.1(c) if a Buyer Terminating Breach shall have occurred and be continuing;

(d)          by Seller if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure to satisfy any of the conditions set forth in Section 10.3(a) or (b) (a “Buyer Terminating Breach”) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date or (2) thirty (30) days after the giving of written notice to Buyer of such breach or failure; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if a Seller Terminating Breach shall have occurred and be continuing;

(e)          by Seller, at any time prior to receipt of the Seller Shareholder Approval, for the purpose of entering into an Acquisition Agreement in compliance with the requirements set forth in Section 8.4, provided that Seller is not in material breach of any of its obligations under Section 8.3 or Section 8.4 of this Agreement;

(f)           by Buyer (on behalf of itself and Merger Sub), if (i) after mailing the Proxy Statement in accordance with Section 8.1, Seller effects a Change in Seller Recommendation; or (ii) (A)(1) Seller breaches its obligations under this Agreement by failing to comply in all material respects with Section 8.1, or (2) Seller’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any Acquisition Proposal with any person other than Buyer or Merger Sub or if Seller otherwise breaches, in any material respect, its obligations under Section 8.3 or 8.4 of this Agreement; and (B) Seller has not cured such breach within ten (10) days after Knowledge of such breach; or

(g)          by Buyer or Seller if the Closing Net Worth is less than $61,200,000.

11.2	Effect of Termination.

(a)          In the event of the termination of this Agreement and abandonment of the Merger pursuant to Section 11.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 8.8(b), 11.2, 12.2 and 12.3 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any willful and material breach by that Party of this Agreement.

(b)          In the event that (A) a Pre-Termination Takeover Proposal Event (as defined below) shall occur after the date of this Agreement and thereafter this Agreement is terminated by either Buyer or Seller pursuant to Section 11.1(b)(i)(B) and (B) prior to the date that is twelve (12) months after the date of such termination Seller enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal with the party (or its affiliate) that gave rise to the Pre-Termination Takeover Proposal Event, then Seller shall, on the earlier of the date of such definitive agreement is executed or such Acquisition Proposal is consummated, pay Buyer a fee equal to the sum of $3,000,000 (the “Termination Fee”). The Termination Fee shall be paid by wire transfer within ten (10) days of the date of such termination.

(c)          In the event that this Agreement is terminated by Buyer pursuant to Section 11.1(f) or by Seller pursuant to Section 11.1(e), then Seller shall pay to Buyer the Termination Fee by wire transfer within ten (10) days of the date of such termination.

(d)          For purposes of this Section 11.2, a “Pre-Termination Takeover Proposal Event” (a “Pre-Termination Takeover Proposal Event”) shall be deemed to occur if, at any time after the date of this Agreement and prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been publicly announced or otherwise publicly communicated to the Board of Directors or shareholders of Seller (or in another manner in which all of the shareholders of Seller become aware of the Acquisition Proposal) and such Acquisition Proposal shall not have been irrevocably withdrawn not less than five (5) business days prior to the date of the special meeting of Seller’s shareholders and Seller’s shareholders fail to approve this Agreement at such meeting.

(e)          For purposes of this Section 11.2, all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

Article 12

MISCELLANEOUS

12.1	Definitions.

(a)          The capitalized terms set forth below have been defined herein in the respective sections or other parts hereof as set forth below:

Term	Page	Term	Page

Accredited Holder	4	Buyer Benefit Plans	48
Additional Payment	7	Buyer Contracts	51
Additional Payment Date	8	Buyer ERISA Plan	48
Additional Payment Period	7	Buyer ESOP Payment	66
Agreement	1	Buyer Leased Premises	43
Allowance	19	Buyer Loan Documentation	41
Bank Merger	2	Buyer Loan Sale Agreement	42
Buyer	1	Buyer Owned Real Property	43
Buyer Bank Director	69	Buyer Personal Property	44

Buyer Real Property Leases	43	Outside Date	75
Buyer Tenant Leases	43	PATRIOT Act	33
Buyer Terminating Breach	76	Per Share Merger Consideration	4
Cash Amount	5	Pre-Termination Takeover Proposal Event	77
Cash Election Shares	5	RCRA	82
CERCLA	82	Reg D Holder	4
Certificates	9	Repayment Amount	7
Closing	1	S Corporation Tax Return	71
Closing Date	2	Seller	1
Closing Net Worth Statement	68	Seller Benefit Plans	26
Continued Business Operations	55	Seller Contracts	29
Dispute Notice	69	Seller ERISA Plan	26
Dissenting Shareholder	7	Seller ESOP Plan	66
DOL	25	Seller Leased Premises	21
Effective Time	3	Seller Loan Documentation	19
Election Deadline	5	Seller Loan Sale Agreement	19
Election Form	5	Seller Loan Tape	19
ESOP Plan Payment	66	Seller Owned Real Property	21
Exchange Agent	9	Seller Personal Property	22
FRB	1	Seller Real Property Leases	21
Indemnified Party	67	Seller Restricted Shares	9
IRS	26	Seller Shareholder Approval	60
Letter of Transmittal	9	Seller Tenant Leases	21
Mailing Date	5	Seller Terminating Breach	76
Maximum Amount	67	Surviving Company	1
Merger	1	Surviving Subsidiary	2
Merger 2	2	Tax Proceeding	71
Merger Sub	1	Termination Fee	77
No Election Shares	5	WBCL	1
Notice Period	62	WLLCA	1
OCC	1
OREO	20

(b)          Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” means any letter of intent, agreement in principle, definitive agreement, or other similar agreement related to any Acquisition Transaction.

“Acquisition Proposal” means any proposal (whether communicated to Seller or publicly announced to Seller’s shareholders) by any Person (other than Buyer or any of its Affiliates) for an Acquisition Transaction involving Seller or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute twenty-five percent (25%) or more of the consolidated assets of Seller as reflected on Seller’s consolidated statement of condition prepared in accordance with GAAP (excluding the Seller’s Texas branch).

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving any acquisition or purchase from Seller by any Person or Group (other than Buyer or any of its Affiliates) of twenty-five percent (25%) or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its Affiliates) beneficially owning twenty-five percent (25%) or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the shareholders of Seller immediately preceding such transaction hold less than seventy-five percent (75%) of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of ten percent (10%) or more of the assets of Seller (excluding the Seller’s Texas branch).

“Adjusted Total Seller Stock” means Total Seller Stock less the Seller ESOP Shares.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“Articles of Merger” shall mean the Articles of Merger filed with the Department of Financial Institutions of the State of Wisconsin as contemplated by Section 1.5 of this Agreement.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person and wherever located.

“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.

“Buyer Bank Loans” means the loans, lines of credit and other extensions of credit, including all legally binding commitments and obligations to extend credit made by Bank First National or Buyer.

“Buyer Common Stock” means the $0.01 par value common stock of Buyer.

“Buyer Disclosure Memorandum” means the written information entitled “Bank First National Disclosure Memorandum” delivered prior to the date of this Agreement to Seller describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries, including Merger Sub.

“Buyer Financial Advisor” means Sandler O’Neill and Partners, L.P.

“Buyer Financial Statements” means (i) the audited consolidated balance sheets (including related notes and schedules, if any) of Buyer as of December 31, 2016 and December 31, 2015, and the related statements of income, comprehensive income, shareholders’ equity and cash flows (including related notes and schedules, if any) for each of the years ended December 31, 2016 and December 31, 2015 and (ii) the unaudited consolidated balance sheets of Seller (including related notes and schedules, if any) of Buyer as of March 31, 2017 and related statements of income, shareholders’ equity, and cash flows (including related notes and schedules, if any).

“Buyer Material Adverse Effect” means an event, circumstances, development, change, effect or occurrence which, individually or together with any other event, circumstances, development, change, effect or occurrence, has, or is reasonably likely to have, a material adverse effect on (i) the financial position, results of operations, business, assets, liabilities, operations or conditions of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its obligations under this Agreement, provided that “Buyer Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies (including the enforcement, interpretation and implementation thereof), (C) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior written Consent of Seller, (D) compliance with this Agreement, including expenses incurred by Buyer in consummating the transactions contemplated by this Agreement, (E) any public announcement of, and the response or reaction of customers, vendors, licensors, investors, employees or other Persons to this Agreement or any of the transactions contemplated by this Agreement, (F) general economic, financial or securities market or political conditions in the United States or any other country or region, (G) any commencement, continuation or escalation of any act of terrorism or war (whether declared or undeclared), (H) any natural disasters, (I) any national or international calamity, (J) any developments or occurrences relating to or affecting the industries or the segments thereof or geographic areas in which Buyer or any of its Subsidiaries or customers operates or (K) any failure by Buyer or any of its Subsidiaries to meet any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period ending on or after the date of this Agreement.

“Buyer Subsidiaries” means the Subsidiaries, if any, of Buyer as of the date hereof (it being understood that the Surviving Subsidiary will be deemed to constitute a Buyer Subsidiary).

“Change in Seller Recommendation” means any (i) withdrawal, qualification, modification, or proposal to withdraw, qualify or modify, in any manner adverse to Buyer by Seller’s Board of Directors that the shareholders of Seller approve this Agreement and the Merger or (ii) approval, endorsement, or recommendation by Seller’s Board of Directors that the shareholders of Seller approve an Acquisition Proposal.

“Closing Net Worth” means the total stockholders’ equity of Seller, calculated in accordance with GAAP consistently applied by Seller as of the month-end immediately prior to the Closing Date, less the actual amount of the transaction expenses of the type disclosed in Section 5.35 of the Seller Disclosure Memorandum that Sellers have incurred but not paid as of the Closing if such expenses are not otherwise reflected in the calculation of the Closing Net Worth. Notwithstanding the foregoing, the Closing Net Worth may be adjusted upon the mutual agreement of the Parties, provided such adjustment shall be memorialized in a writing signed by the Parties.

“Closing Net Worth Shortfall” means the positive difference, if any, between $72,000,000 and the Closing Net Worth.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of January 10, 2017, by and between Buyer and Seller Financial Advisor, on behalf of Seller.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” means any legally binding agreement, commitment, contract, indenture, lease or license of any kind or character.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief due to a breach under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, any Contract, Law, Order, or Permit.

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction or futures transaction.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, 401(k), savings, deferred compensation, stock option or other equity award, employee stock ownership, share purchase, stock appreciation rights, restricted stock, phantom stock, stock bonus, severance pay, vacation, bonus, retention, change in control or other incentive plan, employment, retention, severance change in control or other agreement, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits for the benefit of any current or former officer, director, employee, retiree, or independent contractor or any spouse, dependent, or beneficiary thereof, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including but not limited to: (i) the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. (“CERCLA”),; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. (“RCRA”),; (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. 11001 et seq.); (iv) the Clean Air Act (42 U.S.C. 7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (vi) of this subparagraph; (viii) any amendments to the statues, laws or ordinances listed in parts (i) - (vii) of this subparagraph, (ix) any rules or regulations adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (viii) of this subparagraph; (x) any other law, statute, ordinance, amendment, rule or regulation relating to environmental matters; and (xi) other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a Seller Entity would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of ERISA Section 4001(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Governmental Authority pursuant to the Securities Laws.

“Executive Officer” means each of the following officers of the Seller Entities:

James Rothenbach	Chief Executive Officer and President of First National Bank

Donald Sorenson	Chief Executive Officer and President of Waupaca Bancorporation, Inc.

Eric Sorenson	Chief Financial Officer

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local or foreign court, board, body, commission, agency, authority or instrumentality having jurisdiction over a Party or its Subsidiaries, including the Internal Revenue Service, FRB, the FDIC, the OCC, the Wisconsin Department of Financial Institutions, and any instrumentality or entity designed to act for or on behalf of the foregoing.

“Group” shall mean two or more Persons acting in concert for the purpose of acquiring, holding or disposing of securities of an issuer.

“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including but not limited to RCRA hazardous wastes, CERCLA hazardous substances, and Wisconsin Statute Chapter 291 regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos (including asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), and polychlorinated biphenyls (PCBs), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of any Seller Entity’s business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefore, technology rights and licenses, computer software (including any source or object codes therefore or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known by (a) in the case of Seller, each Executive Officer, and (b) in the case of Buyer, Michael Molepske, Kevin LeMahieu or Kelly Dvorak.

“Law” means any code, law (including common law), ordinance, regulation, rule, statute or order applicable to a Person or its Assets, Liabilities or business that is promulgated, interpreted or enforced by any Governmental Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, security interest, title retention or similar security arrangement of any nature whatsoever of, on, or with respect to any property or any property interest, other than Permitted Liens.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Governmental Authorities.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Merger Consideration” means $76,250,000 less the amount of the Closing Net Worth Shortfall, if any.

“Non-Offer Employee” means any Person (i) who is an employee of any Seller Entity on the date of this Agreement, (ii) on the date immediately prior to the Effective Time, who is not offered continued employment by a Buyer Entity with (A) salary at least equal to that provided to such Person by the Seller Entities on the date of this Agreement and benefits at least consistent with those provided by the Buyer Entities to their similarly situated employees immediately prior to the Effective Time and (B) no requirement to relocate such Person’s place of employment outside the county of such Person’s place of employment on the date of this Agreement, (iii) who is an employee of any Seller Entity immediately prior to the Effective Time, and (iv) who does not accept an offer of continued employment by a Buyer Entity. Any Person who was employed by a Seller Entity who accepts employment with Buyer but whose employment with Buyer is thereafter terminated as a result of Buyer’s elimination of such Person’s employment with Buyer for any reason other than for “cause” as otherwise reasonably defined by Buyer within six (6) months of the Closing Date shall also be considered a Non-Offer Employee.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries.

“Order” means any administrative decision or award, decree, injunction, judgment, order, directive, ruling, or writ of any Governmental Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means Seller, Merger Sub and Buyer and “Parties” means all such Persons.

“Permit” means any federal, state, local, or foreign Governmental Authority approval, authorization, license or permit to which any Person is a party.

“Permitted Liens” shall mean (a) Liens reflected or reserved against or otherwise disclosed in the Seller Financial Statements, (b) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Liens arising or incurred in the ordinary course of business consistent with past practice, (c) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (d) Liens affecting a lessor’s or licensor’s interest, (e) blanket Liens by the Federal Home Loan Bank of Chicago and (f) the following with respect to real property, (i) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, (ii) any conditions that may be shown by a current survey or physical inspection, (iii) zoning, building, subdivision or other similar requirements or restrictions (without, however, limiting any warranties in this Agreement as to compliance with Laws, Orders and Permits) and (iv) Liens that do not materially adversely affect the value or present use of the applicable real property.

“Per Share Cash Consideration” means the cash consideration in the amount of the Per Share Consideration.

“Per Share Consideration” means the amount of the Merger Consideration divided by Total Seller Stock.

“Per Share Stock Consideration” means the number of shares of Buyer Common Stock equal to the Per Share Consideration divided by $35.00.

“Person” means a natural person or any legal entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association or Governmental Authority.

“Proxy Statement” means the proxy statement used by Seller to solicit the approval of its shareholders of the transactions contemplated by this Agreement.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Governmental Authority promulgated thereunder.

“Seller Bank Loans” means the loans, lines of credit and other extensions of credit, including all legally binding commitments and obligations to extend credit made by First National Bank or Seller.

“Seller Common Stock” means the $10.00 par value common stock of Seller.

“Seller Disclosure Memorandum” means the written information entitled “First National Bank Disclosure Memorandum” delivered prior to the date of this Agreement to Buyer.

“Seller Entities” means, collectively, Seller and all Seller Subsidiaries.

“Seller ESOP Shares” means the 745.5 shares of Seller Common Stock held in the Seller ESOP Plan.

“Seller Financial Advisor” means Hovde Group, LLC.

“Seller Financial Statements” means (i) the audited consolidated balance sheets (including related notes and schedules, if any) of Seller as of December 31, 2016 and December 31, 2015, and the related statements of income, comprehensive income, shareholders’ equity and cash flows (including related notes and schedules, if any) for each of the years ended December 31, 2016 and December 31, 2015 and (ii) the unaudited consolidated balance sheets of Seller (including related notes and schedules, if any) of Seller as of March 31, 2017 and related statements of income, shareholders’ equity, and cash flows (including related notes and schedules, if any).

“Seller Material Adverse Effect” means an event, circumstances, development, change, effect or occurrence which, individually or together with any other event, circumstances, development, change, effect or occurrence, has, or is reasonably likely to have, a material adverse effect on (i) the financial position, results of operations, business, assets, liabilities, operations or conditions of Seller and its Subsidiaries, taken as a whole, or (ii) the ability of Seller to perform its obligations under this Agreement, provided that “Seller Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies (including the enforcement, interpretation and implementation thereof), (C) actions and omissions of Seller (or any of its Subsidiaries) taken with the prior written Consent of Buyer, (D) compliance with this Agreement, including expenses incurred by Seller in consummating the transactions contemplated by this Agreement, (E) any public announcement of, and the response or reaction of customers, vendors, licensors, investors, employees or other Persons to this Agreement or any of the transactions contemplated by this Agreement, (F) general economic, financial or securities market or political conditions in the United States or any other country or region, (G) any commencement, continuation or escalation of any act of terrorism or war (whether declared or undeclared), (H) any natural disasters, (I) any national or international calamity, (J) any developments or occurrences relating to or affecting the industries or the segments thereof or geographic areas in which Seller or any of its Subsidiaries or customers operates or (K) any failure by Seller or any of its Subsidiaries to meet any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period ending on or after the date of this Agreement.

“Seller Note” means the $1.6 million note held by Mr. Archie Overby due to Seller.

“Seller Subsidiaries” means the Subsidiaries, if any, of Seller, as of the date of this Agreement.

“Shareholders’ Meeting” means the meeting of Seller’s shareholders to be held pursuant to Section 8.1, including any adjournment or adjournments thereof.

“Subsidiaries” means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal that, if consummated, would be more favorable, from a financial point of view, to the shareholders of Seller than the transactions contemplated by this Agreement (as it may be proposed to be amended by Buyer) and would be reasonably capable of being consummated on the terms proposed, taking into account all other legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the proposal.

“Surviving Subsidiary” means Bank First National, pursuant to Section 1.3, as the surviving bank resulting from the Bank Merger.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges in the nature of taxes imposed or required to be withheld by any Government Authority (domestic or foreign), or any obligations or liabilities to remit to any Government Authority (domestic or foreign) with respect to unclaimed property or escheat, including any interest, penalties, and additions imposed thereon or with respect thereto, whether or not disputed, and including any obligations to indemnify or otherwise assume or succeed to the liabilities of any other Person.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof, and including any Tax Return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Total Seller Stock” means 12,292.125 shares of Seller Common Stock, subject to adjustment as provided in Section 3.1(e).

(c)          Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.

12.2	Expenses.

Buyer and Seller shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Buyer and Seller shall bear and pay one-half of the printing costs incurred in connection with the printing of the Proxy Statement.

12.3	Brokers and Finders.

Except for Seller Financial Advisor as to Seller and Buyer Financial Advisor as to Buyer, each of Buyer and Seller represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Seller or by Buyer, each of Seller and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

12.4	Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.8(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.11 and Section 8.12.

12.5	Amendments.

To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained (but in all cases prior to the Effective Time); provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of Seller Common Stock.

12.6	Waivers.

(a)          Prior to or at the Effective Time, Buyer, acting through its Board of Directors, chief executive officer or other authorized officer (on behalf of Buyer or on behalf of Merger Sub) shall have the right to waive any Default in the performance of any term of this Agreement by Seller, to waive or extend the time for the compliance or fulfillment by Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer and Merger Sub under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer and/or Merger Sub, as applicable.

(b)          Subject to Section 1.4, prior to or at the Effective Time, Seller, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer and/or Merger Sub, to waive or extend the time for the compliance or fulfillment by Buyer and/or Merger Sub of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Seller.

(c)          The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

12.7	Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

12.8	Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by email, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered (with sender bearing the proof of delivery):

Seller:	Waupaca Bancorporation, Inc.
111 Jefferson Street
Waupaca, WI 54981
Email Address: jrothenbach@fnbwaupaca.com
Attention: James Rothenbach

Copy to Counsel:	Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
Email Address: tvoigtman@foley.com
Attention: Timothy Voigtman

Buyer or Merger Sub:	Bank First National Corporation
402 North Eighth Street
Manitowoc, WI 54220
Email Address: mmolepske@bankfirstnational.com
Attention: Michael B. Molepske

Copy to Counsel:	Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree Street, NE
Atlanta, GA 30309-3424
Email Address:
mark.kanaly@alston.com
Attention: Mark C. Kanaly

12.9	Governing Law; Venue.

Excluding of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Wisconsin. The Parties all expressly agree and acknowledge that the State of Wisconsin has a reasonable relationship to the Parties and/or this Agreement. Each Party agrees that any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be filed only in the state courts of Wisconsin. Each Party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

12.10	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

12.11	Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

12.12	Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

12.13	Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.14	Third Party Beneficiaries.

From and after the Effective Time, (a) the employees of the Seller Entities immediately prior to the Effective Time, and their beneficiaries and dependents, shall be deemed to be third party beneficiaries of Section 8.11 of this Agreement and (b) each Indemnified Party shall be deemed a third party beneficiary of Section 8.12 of this Agreement. Except as set forth in the foregoing sentence, nothing in this Agreement expressed or implied, is intended to confer upon any Person other than the Parties or their respective successors, any right, remedies, obligations or liabilities under or by reason of this Agreement.

12.15	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BANK FIRST NATIONAL CORPORATION
(BUYER)

By:	/s/ Michael B. Molepske
Name: Michael B. Molepske
Title: President and Chief Executive Officer

BFNC MERGER SUB, LLC
(MERGER SUB)

By:	Bank First National Corporation, Sole Member

By:	/s/ Michael B. Molepske
Name: Michael B. Molepske
Title: President and Chief Executive Officer

WAUPACA BANCORPORATION, INC.
(Seller)

By:	/s/ Donald Sorenson
Name: Donald Sorenson
Title: Chief Executive Officer